Exhibit 99.1

BRF - Brasil Foods S.A.

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

August 5, 2009

Dear holders of American depositary shares and U.S. holders of preferred shares of Sadia S.A.:

On May 19, 2009, BRF — Brasil Foods S.A. (formerly named Perdigão S.A.), or “BRF,” signed a merger agreement with Sadia S.A., or “Sadia,” that contemplates a business combination of the two companies.  Under the proposed business combination, Sadia is expected to become our wholly owned subsidiary.  Holders of common and preferred shares of Sadia will receive common shares of BRF, and holders of American depositary shares, or “ADSs,” representing preferred shares of Sadia, will receive ADSs representing common shares of BRF.

On July 8, 2009, our board of directors and the board of directors of Sadia approved the business combination.  The business combination is subject to approval by Brazilian antitrust authorities, as well as the approval of holders of common shares of each of BRF and Sadia.  Two separate extraordinary meetings are currently scheduled to take place on August 18, 2009.  If approved:

•                  Holders of common and preferred shares of Sadia will receive 0.132998 common shares of BRF for each common share or preferred share they hold without any further action by those holders; and

•                  Holders of ADSs representing preferred shares of Sadia will, upon payment of applicable fees and any applicable taxes and expenses, receive 0.199497 ADSs representing common shares of BRF for each ADS representing preferred shares of Sadia that they hold.

The information statement that accompanies this letter has been prepared for holders of ADSs of Sadia and U.S. holders of Sadia preferred shares, and it explains the terms and conditions of the business combination and provides information about BRF.  We urge you to read the information statement carefully. This is not a proxy solicitation.  Holders of preferred shares of Sadia and holders of ADSs representing preferred shares of Sadia will have no voting or withdrawal rights in connection with the business combination.

We are at your disposal to provide any clarification or additional information in connection with this letter or the information statement.  Please do not hesitate to contact our Investor Relations Department at Av. Escola Politécnica, 760, Jaguaré, 05350-901  São Paulo — SP, Attn:  Edina Biava, Telephone:  +55 11 3718-5301/5306, Facsimile:  +55 11 3718-5297.

Sincerely,

José Antonio do Prado Fay
Chief Executive Officer

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INFORMATION STATEMENT

BRF - Brasil Foods S.A.

We are not asking you for a proxy, and you are requested not to send us a proxy.

This information statement is being furnished in connection with the business combination of Sadia S.A. (“Sadia”), with BRF — Brasil Foods S.A. (formerly named Perdigão S.A.) (“we,” “BRF” or the “Company”).  Holders of common and preferred shares of Sadia will receive common shares of the Company, and holders of American depositary shares (“ADSs”) representing preferred shares of Sadia will receive ADSs representing common shares of the Company.  If approved:

•                  Holders of common and preferred shares of Sadia will receive 0.132998 common shares of the Company for each common share or preferred share they hold without any further action by those holders; and

•                  Holders of ADSs representing preferred shares of Sadia will, upon payment of applicable fees and any applicable taxes and expenses, receive 0.199497 ADSs representing common shares of the Company for each ADS representing preferred shares of Sadia that they hold.

The business combination is subject to approval by Brazilian antitrust authorities, as well as the approval of holders of common shares of each of the Company and Sadia.  An extraordinary meeting of the common shareholders of the Company is currently scheduled to take place on August 18, 2009.

Our common shares are listed on the BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros, or “São Paulo Stock Exchange,” under the symbol “PRGA3.” The BRF ADSs are listed on the New York Stock Exchange, or “NYSE,” under the symbol “PDA.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 11 for a discussion of certain factors that should be considered by recipients of common shares and ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement or any other document referred to herein. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this information statement to holders of ADSs of Sadia solely to provide information about the proposed business combination.  This is not a proxy solicitation.  Holders of preferred shares of Sadia and holders of ADSs representing preferred shares of Sadia will have no voting or withdrawal rights in connection with the business combination.

The date of this information statement is August 5, 2009.

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In this information statement, unless otherwise indicated, all references in this document to “BRF,” “Perdigão,” “our company,” “we,” “our,” “ours,” “us” or similar terms refer to BRF — Brasil Foods S.A. (formerly named Perdigão S.A.) and its consolidated subsidiaries and jointly controlled companies.  References to “Sadia” refer to Sadia S.A. and its consolidated subsidiaries and jointly controlled companies.

Unless otherwise indicated, all references to “ADSs” or “BRF ADSs” refer to the American depositary shares representing common shares of BRF, and all references to “Sadia ADSs” refer to the American depositary shares representing preferred shares of Sadia.

Unless otherwise indicated, all references herein to “common shares” refer to the Company’s authorized and outstanding common shares, which are designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

All references herein to “2008 Annual Report on Form 20-F” refer to our Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 30, 2009 with the U.S. Securities and Exchange Commission, or “SEC.”

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AVAILABLE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” pursuant to which we file reports and other information with the SEC. These materials may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these materials may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access these materials.

INCORPORATION BY REFERENCE

We “incorporate by reference” information into this information statement, which means that we disclose important information to you by referring you to those documents. The following information incorporated by reference in this information statement is considered to be part of this information statement:

•                  our annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009 (SEC File No. 001-15148);

•                  our second Current Report on Form 6-K filed with the SEC on July 10, 2009 (SEC File No. 001-15148);

•                  our registration statement on Form 8-A/A, filed with the SEC on July 10, 2009 (SEC File No. 001-15148);

•                  any future annual reports on Form 20-F filed with the SEC after the date of this information statement and prior to the delivery of common shares or BRF ADSs in connection with the business combination; and

•                  any future reports on Form 6-K that we submit to the SEC after the date of this information statement and prior to the delivery of common shares or BRF ADSs in connection with the business combination that are identified in such reports as being incorporated by reference in this information statement.

You may request a copy of any and all of the information that has been incorporated by reference into this information statement and that has not been delivered with this information statement, at no cost, by writing or telephoning us at 760 Av. Escola Politécnica, Jaguaré 05350-901, São Paulo — SP, Brazil, Attention: Investor Relations, telephone +55 11 3718-5301/5306.

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SUMMARY

This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the business of BRF and the business combination, you should read this summary together with the more detailed information and the financial statements appearing elsewhere in this information statement and in the documents incorporated by reference. You should read this entire information statement and the documents incorporated by reference carefully, including the “Risk Factors” and “Forward-Looking Statements” sections.

Proposed Business Combination with Sadia

On May 19, 2009, we signed a merger agreement with Sadia S.A. that contemplates a business combination of the two companies. Under the proposed business combination, Sadia will become our wholly owned subsidiary. Holders of common shares and preferred shares of Sadia will receive common shares of our company, and holders of American depositary shares representing preferred shares of Sadia will receive BRF ADSs. The proposed transaction is described in more detail under “The Business Combination.”

The business combination is subject to approval by Brazilian antitrust authorities.  The Brazilian antitrust authorities could impose significant conditions to their approvals affecting our operations.  On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities, under which we agreed to ensure the reversibility of the business combination with Sadia until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations until approval of the proposed business combination is granted by the Brazilian antitrust authorities.

Our Company

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 2,500 stock-keeping units, or “SKUs,” which we distribute to customers in Brazil and in more than 110 other countries. Our products currently include:

•                  frozen whole and cut chickens;

•                  frozen pork cuts and beef cuts;

•                  processed food products, such as the following:

•                  marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•                  specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and other smoked products;

•                  frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•                  frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread and pies;

•                  dairy products, such as cheeses, powdered milk and yogurts;

•                  juices, soy milk and soy juices; and

•                  margarine;

•                  milk; and

•                  soy meal and refined soy flour, as well as animal feed.

In the domestic market, we operate under such brand names as Perdigão, Chester®, Batavo, Elegê and Turma da Mônica (under license), which are among the most recognized brands in Brazil. In August 2007, we acquired from Unilever Brazil Ltda., or “Unilever,” the Doriana, Delicata and Claybom brands, which are used for our margarine products. We have also formed a joint venture with Unilever to manage the Becel and Becel ProActiv branded margarine products and identify other business opportunities. We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia.

We are a leading producer in Brazil of specialty meats (market share of approximately 25.7% from January to December 2008), frozen processed meats (market share of approximately 35.5% from December 2007 to November 2008), dairy processed products (market share of approximately 14.0% from December 2007 to November 2008) and margarines (market share of approximately 18.0% from December 2007 to November 2008), in each case based on sales volume, according to A.C. Nielsen do Brasil S.A. We also sell our frozen poultry, pork and beef products in the domestic market. We are able to reach substantially all of the Brazilian population through a nationwide network of 28 distribution centers. We operate 25 meat processing plants, 21 of which are owned (one is under construction and four are owned by third parties but process meat for us according to our directions), 23 hatcheries of which 21 are owned, 13 animal feed mills, 15 dairy processing plants of which 10 are owned (two are under construction) and five are owned by third parties, a margarine processing plant (through a joint venture with Unilever), 13 milk collecting centers and one soybean processing plant.

We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2008, according to the Brazilian Chicken Producers and Exporters Association (Associação Brasileira dos Produtores e Exportadores de Frango), or “ABEF,” and are among the largest such exporters in the world. We are also the leading Brazilian exporter of pork products, based on export sales volumes in 2008, according to the Brazilian Pork Industry and Exporter Association (Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”

We export primarily to distributors, the institutional market, which includes restaurants and food service chains, and to food processing companies. In 2008 and the three months ended March 31, 2009, our exports accounted for 43.7% and 42.9%, respectively, of our total net sales. We export to more than 2,000 clients, with customers in Europe accounting for 22.2% and 22.1% of our export net sales in 2008 and the three months ended March 31, 2009, respectively; the Far East, 22.9% and 22.0%, respectively; Eurasia (including Russia), 14.6% and 10.9%, respectively; the Middle East, 25.6% and 30.4%; Americas, Africa and other regions, 14.7% and 14.6%, respectively. No single client represented more than 2.6% of our net sales in 2008 and 2.5% in the three months ended March 31, 2009.

In the milk and dairy product sector of the food industry, we are a leader in sales of ultra-high temperature, or “UHT,” milk in Brazil, with a 17.2% market share, based on volumes of sales from January to December 2008, according to the A.C. Nielsen do Brasil S.A. As of December 2008, we had an 8.5% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA.”

On February 21, 2008, we completed the acquisition of Eleva Alimentos S.A., or “Eleva,” a Brazilian company in the food industry, with a focus on milk, dairy products, poultry, pork and processed food products, for a purchase price of approximately R$1.7 billion, of which R$764.6 million was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 million was paid through the exchange of shares of Eleva for shares of Perdigão. By acquiring Eleva, we expanded our portfolio of milk and dairy products, which also includes powdered milk and cheeses, and we expanded our production of chickens, pork and processed food products.

On April 2, 2008, we, through our subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the share capital of Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a regional leader in our industry in the State of Minas Gerais, for R$51.0 million and the assumption of R$15.0 million in debt.

Internationally, we also continued to grow through the acquisition of Plusfood Groep B.V., or “Plusfood,” a manufacturer of poultry and beef-based processed and convenience food products in the European market, which has enabled us to diversify our operations in Europe into processed and chilled products. On January 2, 2008, we, through our subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood from Cebeco Groep BV, or Cebeco.” On June 20, 2008, we finalized the determination of goodwill as the final audited balance sheet of

Plusfood became available. The final price paid was €16.5 million (price of €31.2 million less net debt of Plusfood as of December 31, 2007).

Sadia S.A.

Sadia is a leader in almost every segment in which it is present within Brazil, with a product portfolio of over 700 items. According to ABEF, Sadia was the largest Brazilian exporter of poultry in 2008. According to ABIPECS, Sadia was the second largest Brazilian pork exporter and the largest Brazilian slaughterer in 2008. According to AC Nielsen, Sadia is also the largest Brazilian distributor of frozen and refrigerated meat-based products, and the leader in the Brazilian market for margarine. As of December 31, 2008, the Sadia Group had 60,580 employees. In 2008, Sadia sold 1,084.6 thousand tons of poultry, 133.8 thousand tons of pork, 56.1 thousand tons of beef and 1,051.3 thousand tons of processed products, including frozen and refrigerated meat-based products and margarine, generating gross operating revenues of R$12.2 billion.

Sadia believes that its high degree of vertical integration ensures control at all stages of production and distribution of products. Sadia’s operations include breeding farms for poultry and hog grandparent and parent stock, hatcheries, pork breeding centers, slaughterhouses, processing units, animal feed production plants, representative offices and distribution centers. Sadia pioneered the vertical integration of poultry and hog breeding in Brazil, initially in the state of Santa Catarina. Today, with the exception of beef, all operations employ a system of vertical integration. Sadia produces day-old chicks, turkeys and piglets and supplies them to rural producers (generally referred to as outgrowers), along with feed, transport, technical and veterinary assistance. The outgrowers raise such animals in highly productive breeding conditions and controlled hygienic-sanitary conditions, after which period Sadia pays the outgrowers a commission fee for their production when the outgrowers return the animals to Sadia for slaughtering.

Sadia exports around 1,000 different items to more than 100 countries, including Japan and Russia and various countries in the Middle East and Europe. It currently produces a range of products that includes: frozen, refrigerated, salted and smoked pork cuts, lard, bacon, ingredients for “feijoada” (a Brazilian pork and bean stew); frozen and refrigerated pork and chicken giblets; whole frozen and seasoned chickens; frozen and refrigerated poultry cuts and parts; marinated and partially cooked chicken parts; whole frozen and seasoned turkeys; frozen and seasoned turkey cuts and parts; breaded chicken parts; raw, cooked and smoked hams; “tender” gammons, hams, cold cuts and related products; “Parma-type” hams; smoked chickens and turkeys; cooked and smoked turkey hams and turkey-based cold cuts; partially cooked and frozen products, such as beef, turkey and chicken meatballs; beef, turkey and chicken-based hamburgers; pork, turkey and chicken based frankfurters; sausages; bolognas; salamis; coppa; turkey-based hams; cold cuts in general; chicken, meat and pork-based patés; beef, poultry and fish-based frozen ready-made dishes and pasta; frozen ready-made foods for heating and serving as meals and snacks, such as breaded poultry, fish and appetizers, frozen pizzas and refrigerated fresh pasta; and margarine and refrigerated desserts.

Sadia owns 18 plants across ten different states in Brazil and two plants abroad, in Kaliningrad, Russia and in Geleen, Netherlands. In addition, Sadia distributes its product line of over 1,000 items through distribution and sales centers located throughout Brazil, Latin America, the Middle East, Asia and Europe.

Recent Developments

Completed Steps of Business Combination

A number of steps of the business combination have been approved at separate extraordinary general meetings of the common shareholders of our company, Sadia and HFF Participações S.A. (“HFF”), a holding company formed by the controlling shareholders of Sadia for purposes of the business combination, which meetings took place on July 8, 2009.  As a result of these meetings, holders of common shares of HFF received 0.166247 common shares of BRF for each share they held, and HFF became a wholly owned subsidiary of BRF.

In addition, as a result of these meetings, we changed our corporate name from Perdigão S.A. to BRF — Brasil Foods S.A., moved our headquarters to Itajaí in the State of Santa Catarina and changed our certificate of incorporation so that our board of directors has nine to eleven members and a co-chairman structure.

Global Offering

On July 27, 2009, we completed a global public offering of 115,000,000 common shares, including common shares in the form of ADSs, resulting in approximately U.S.$2.4 billion in net offering proceeds to our company.  One of our Brazilian underwriters has an option to purchase up to 17,250,000 additional common shares to cover over-allotments of common shares, if any.  The use of proceeds of this offering was to reduce short-term debt following the business combination and for general corporate purposes.

In this regard, following the completion of the global offering, we transferred R$950.0 million to Sadia from the net proceeds of the global offering by means of an advance for a future increase in capital.

Expected Timetable

BRF and Sadia shareholder meetings to approve business combination	August 18, 2009
End of period for exercise of withdrawal rights by common shareholders of Sadia	September 18, 2009
Record date in Brazil for determination of holders of common and preferred shares of Sadia to receive BRF common shares (close of business)	September 21, 2009
Expected last day of trading of common and preferred shares of Sadia on the São Paulo Stock Exchange and of the ADSs of Sadia on the NYSE	September 21, 2009
Expected first day of trading on the São Paulo Stock Exchange of BRF common shares to be delivered to holders of Sadia common and preferred shares	September 22, 2009
Expected first day of trading on the NYSE of BRF ADSs to be delivered to holders of Sadia ADSs	September 22, 2009
Depositary for Sadia expected to close books for all transfers involving ADSs of Sadia	September 24, 2009
Delivery of BRF common shares to holders of Sadia common and preferred shares on the record date	September 25, 2009
Depositary for Sadia begins to deliver BRF ADSs for Sadia ADSs on or about	September 25, 2009

Who Can Help Answer My Questions?

If you have questions about the business combination, you may contact:

Investor Relations Department

BRF – Brasil Foods S.A.

Av. Escola Politécnica, 760, Jaguaré

05350-901 São Paulo – SP

Brazil

Attention:  Edina Biava

Telephone:  +55 11 3718-5301/5306

Facsimile:  +55 11 3718-5297

Email:  acoes@perdigao.com.br

If you hold Sadia ADSs, you may also contact:

The Bank of New York Mellon

101 Barclay Street

New York, NY  10286

Telephone:  (888) BNY-ADRS

This information statement has been prepared for holders of Sadia ADSs and U.S. holders of Sadia preferred shares, and it explains the terms and conditions of the business combination and provides information about BRF.  This is not a proxy solicitation.  This information statement is being furnished by BRF solely to provide information to holders of Sadia ADSs and U.S. holders of Sadia preferred shares who will receive BRF ADSs and BRF common shares, respectively, in the business combination. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of BRF.  Holders of preferred shares of Sadia and holders of ADSs representing preferred shares of Sadia will have no voting or withdrawal rights in connection with the business combination.  The information contained in this information statement is believed by BRF to be accurate with respect to BRF as of the date set forth on the cover. Changes may occur after that date, and BRF does not undertake any obligation to update this information.

BRF has not authorized anyone to give you any information or to make any representation about the business combination or the companies that differs from or adds to the information contained in this information statement or in the documents BRF has publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

Summary Historical and Pro Forma Financial Data

The following summary financial data at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements incorporated by reference in this information statement.  The following summary financial data at March 31, 2009 and for the three months ended March 31, 2009 and 2008 (which data excludes balance sheet data at March 31, 2008) have been derived from our unaudited consolidated financial statements incorporated by reference in this information statement.  We have prepared our unaudited historical consolidated financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary to present fairly our financial position and results of operations for the unaudited periods. The results of operations for any partial period are not necessarily indicative of the results of operations for other periods or for the full fiscal year.

Our historical consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP,” which differ in significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.” For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see Note 24 to our audited consolidated financial statements.

Also included in the tables below are unaudited pro forma condensed consolidated balance sheet data at December 31, 2008 and March 31, 2009 and unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2008 and the three months ended March 31, 2009.

The unaudited pro forma condensed consolidated balance sheet data at December 31, 2008 give effect to the business combination between BRF and Sadia  as if such transaction had occurred on December 31, 2008. The unaudited pro forma condensed consolidated balance sheet data at March 31, 2009 give effect to the business combination between BRF and Sadia as if such transaction had occurred on March 31, 2009.  The unaudited condensed consolidated pro forma statement of operations data for the year ended December 31, 2008 and the three months ended March 31, 2009 give effect to the business combination as if such transaction had occurred on January 1, 2008.

The unaudited condensed consolidated pro forma financial information at and for the year ended December 31, 2008 has been prepared in accordance with U.S. GAAP.  The unaudited pro forma consolidated financial information at and for the three months ended March 31, 2009 has been prepared in accordance with Brazilian GAAP.

This summary financial data should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this information statement, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” of our 2008 Annual Report on Form 20-F and Exhibit 99.5 to our second Current Report on Form 6-K filed on July 10, 2009.

	For the Year Ended December 31,
	2008 (Pro Forma – U.S. GAAP)	2008	2007	2006
	(in millions of reais, except as otherwise indicated)
Income Statement Data
Brazilian GAAP (except pro forma data)
Net sales	22,085.8	11,393.0	6,633.4	5,209.8
Cost of sales	(17,040.7)	(8,634.1)	(4,760.1)	(3,865.7)
Gross profit	5,045.1	2,758.9	1,873.3	1,344.1
Operating expenses
Selling expenses		(1,891.1)	(1,279.0)	(1,070.8)
General and administrative expenses		(140.4)	(76.9)	(72.3)
Management compensation		(18.8)	(13.5)	(9.6)
	(4,135.6)	(2,050.3)	(1,369.4)	(1,152.7)
Operating income before financial expenses and other	909.5	708.6	503.9	191.4
Financial expenses, net	(4,660.5)	(630.3)	(105.4)	(129.3)
Other operating (expenses) income, net	2.6	(261.9)	(14.7)	12.2
(Loss) Income before taxes, profit-sharing and participation of non-controlling shareholders	(3,748.4)	(183.6)	383.8	74.3
Income and social contribution benefit (expense)	1,071.5	255.3	(32.1)	61.6
Employees’ profit-sharing		(13.5)	(24.6)	(9.9)
Management profit-sharing		(3.4)	(2.6)	(1.6)
Non-controlling shareholders	9.9	(0.4)	(3.2)	(7.1)
Net income	(2,667.1)	54.4	321.3	117.3

Earnings per share	(6.40)	0.263	1.732	0.707
Dividends per share		0.369	0.540	0.212
Dividends per ADS		0.738	1.077	0.424
Dividends per ADS (in U.S. dollars)		0.316	0.608	0.198
Average shares outstanding (in millions)	416.8	206.5	185.5	165.5

U.S. GAAP
Net sales	22,085.8	11,357.2	6,632.7	5,209.8
Net income	(2,667.1)	(89.7)	313.0	141.8
Basic and diluted earnings per share	(6.40)	(0.44)	1.8728	0.9873
Basic and diluted earnings per ADS	(12.80)	(0.88)	3.7440	1.9746

	As of December 31,
	2008 (Pro Forma)	2008	2007	2006
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Brazilian GAAP
Cash, cash equivalents and marketable securities		1,976.0	1,773.6	1,120.5
Trade accounts receivable, net		1,378.0	803.9	701.6
Inventories		1,689.0	865.1	643.2
Other assets		942.1	325.6	286.3
Total current assets		5,985.1	3,768.2	2,751.6
Marketable securities		0.2	63.3	80.0
Investments		1.0	1.0	1.0
Property, plant and equipment		2,918.5	2,136.9	1,663.8
Intangibles		1,545.7	269.5	84.5
Deferred assets		172.1	113.4	89.8
Other assets		596.9	191.0	158.7
Total assets		11,219.5	6,543.3	4,829.4
Short-term debt		1,646.4	1,051.8	547.0
Trade accounts payable		1,083.4	575.6	486.6
Other current liabilities		351.1	313.8	218.0
Total current liabilities		3,080.9	1,941.2	1,251.6
Long-term debt		3,719.7	1,214.1	1,287.1
Other liabilities		307.6	162.0	146.8
Non-controlling shareholders		0.7	—	39.0
Shareholders’ equity		4,110.6	3,226.0	2,104.9
Total liabilities and shareholders’ equity		11,219.5	6,543.3	4,829.4

U.S. GAAP
Total assets	29,555.3	11,354.4	6,495.7	4,790.8
Property, plant and equipment	8,763.7	3,176.3	2,294.7	1,658.0
Long-term debt	7,167.8	3,715.5	1,206.2	1,282.0
Shareholders’ equity	12,398.7	3,973.4	3,159.0	2,066.8

	For the three months ended March 31,
	2009 (Pro Forma)	2009	2008
	(in millions of reais, except as otherwise indicated)
Income Statement Data
Brazilian GAAP
Net sales	5,061.2	2,603.0	2,461.7
Cost of sales	(4,183.1)	(2,068.0)	(1,925.3)
Gross profit	878.1	535.1	536.4
Operating expenses:
Selling expenses	(902.3)	(488.5)	(401.1)
General and administrative expenses	(70.6)	(37.2)	(40.7)
Management compensation	(9.7)	(5.2)	(3.6)
	(982.6)	(531.0)	(445.5)
Operating income before financial expenses and other	(104.5)	4.2	91.0
Financial expenses, net	(304.0)	(100.3)	(34.5)
Other operating (expenses) income, net	(14.3)	(21.4)	(15.9)
(Loss) Income before taxes, profit-sharing and participation of non-controlling shareholders	(422.8)	(117.5)	40.5
Income and social contribution benefit (expense)	(37.7)	(108.3)	15.0
Employees’ profit-sharing		—	(3.6)
Management profit-sharing	(0.1)	—	(0.8)
Non-controlling shareholders	4.7	(0.2)	(0.1)
Net income	(455.9)	(226.0)	51.0
Earnings per share	(1.09)	(1.09)	0.25
Shares outstanding (in millions)	418.6	206.5	206.5

	As of March 31,
	2009 (Pro Forma)	2009
	(in millions of reais, except as otherwise indicated)
Balance Sheet Data
Brazilian GAAP
Cash, cash equivalents and marketable securities	4,823.8	1,803.2
Trade accounts receivable, net	1,874.3	1,315.3
Inventories	3,371.2	1,604.0
Other assets	1,967.8	936.5
Total current assets	12,037.1	5,659.0
Marketable securities	159.9	—
Investments	14.1	1.0
Property, plant and equipment	9,698.7	2,899.3
Intangibles	264.7	163.6
Goodwill	1,764.9	1,544.7
Other assets	2,035.3	625.2
Total assets	25,974.7	10,892.8

Short term debt	3,185.3	1,803.8
Trade accounts payable	1,894.8	1,018.3
Other current liabilities	2,134.7	299.9
Total current liabilities	7,214.8	3,122.0
Long term debt	6,329.2	3,601.8
Other liabilities	694.0	289.1
Non-controlling shareholders	51.4	0.8
Shareholders’ equity	11,685.3	3,879.1
Total liabilities and shareholders’ equity	25,974.7	10,892.8

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information contained in this information statement, in evaluating the business combination, BRF and its common shares and the BRF ADSs.  The events and circumstances described below could result in a significant or material adverse effect on the business, results of operations or financial condition of BRF and a corresponding decline in the market price of the common shares of BRF or the BRF ADSs, as the case may be.

Risks Relating to the Business Combination

Our proposed business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

On May 19, 2009, we signed a merger agreement with Sadia that contemplates a business combination between us and Sadia. In the business combination, Sadia is expected to become our wholly owned subsidiary. Holders of common shares and preferred shares of Sadia are expected to receive common shares of our company, and holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of our company. The transaction is described in more detail under “The Business Combination.”

In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 8, 2009. After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury, or “SEAE”) and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice, or “SDE”), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision. However, on July 7, 2009, we entered into an agreement (an Acordo de Preservação da Reversibilidade da Operação”) with the CADE, under which we agreed to ensure the reversibility of the business combination until a final decision is made by such authorities. If the business combination is approved, it will be retroactive to the date the transaction closed; however, if the business combination is not approved, it will be unwound retroactively to the closing date. As a condition to approving the transaction, the Brazilian antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest certain businesses, product lines, trademarks or production facilities. Any such conditions could materially adversely affect our financial performance and prospects.

Our proposed business combination with Sadia is subject to approvals (in addition to antitrust approvals) as well as other uncertainties.

Our proposed business combination with Sadia is subject to approvals (in addition to antitrust approvals).  If we are unable to obtain the necessary approvals, our proposed business combination with Sadia would not be consummated, and we would be unable recover any costs that we have incurred and will incur in connection with the business combination, nor would we be able to realize its expected benefits.

In addition, although it is not a condition to the consummation of the business combination, both we and Sadia have agreed to use our best efforts to obtain any necessary waivers and consents from financial institutions under any contracts that contain covenants or events of default that would be triggered by the business combination. A significant portion of our outstanding indebtedness contains provisions that may require prepayment or trigger acceleration due to the transaction. We believe that Sadia had up to R$4.9 billion in aggregate principal amount of outstanding indebtedness containing such provisions as of May 31, 2009, including certain derivative instruments. If we or Sadia are unable to obtain consents under any of this indebtedness, we may find it necessary to refinance that indebtedness, which might not be possible and/or could significantly increase the costs of the business combination.

If we complete the business combination, we may not realize the expected benefits of the transaction, in the timeframe anticipated or at all, because of integration or other challenges.

Achieving the expected benefits of the proposed business combination with Sadia will depend on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of BRF and Sadia. This integration may not be completed as quickly as expected, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences. The challenges involved in the integration include, among others, the following:

•                  devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of BRF’s and Sadia’s marketing and brands in each of those markets and across their many product lines;

•                  integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in BRF’s and Sadia’s export markets;

•                  integrating the extensive production facilities of BRF and Sadia in several Brazilian states;

•                  the potential loss of key customers of BRF or Sadia, or both;

•                  the potential loss of key officers of BRF or Sadia, or both;

•                  distraction of management from the ongoing operations of BRF or Sadia, or both;

•                  aligning the standards, processes, procedures and controls of BRF and Sadia in the operations of the combined companies; and

•                  increasing the scope, geographic diversity and complexity of our operations.

The proposed business combination with Sadia is significantly larger than any transaction that either we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of the common shares or ADSs of the combined company.

In addition, as a condition to approving the merger, the Brazilian antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest certain businesses, product lines, trademarks or production facilities.

Your ownership percentage in BRF will be diluted in comparison to your ownership percentage in Sadia.

The terms of the business combination reflected in the merger agreement we and Sadia signed on May 19, 2009 set the applicable exchange ratios so that former Sadia shareholders, in the aggregate, would own 33.15% of the combined company following the merger, based on share prices before the signing of the agreement.  Since then, we have also issued an additional 115,000,000 common shares in an equity offering, which will further dilute the ownership percentage of the former Sadia shareholders after the merger.  As a result, you will hold a significantly smaller percentage of BRF’s common shares or BRF ADSs following the merger than the percentage of Sadia’s preferred shares or the Sadia ADSs, as the case may be, that you hold before the merger.

You will receive a fixed number of BRF common shares or BRF ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of BRF common shares or BRF ADSs in the business combination, rather than a number of common shares or ADSs with a fixed market value. Consequently, the market values of our common shares and the BRF ADSs may fluctuate significantly from the date of this information statement to the date of delivery of the BRF common shares or BRF ADSs, which is expected to be more than one month after the shareholders’ meetings of BRF and Sadia that will consider the business combination.  See “Market Information” for historical information about the price of our common shares and the BRF ADSs.

The receipt of BRF common shares or BRF ADSs for Sadia preferred shares, Sadia common shares or Sadia ADSs will generally be taxable for U.S. federal income tax purposes.

The exchange of Sadia preferred shares, Sadia common shares or Sadia ADSs for BRF common shares or BRF ADSs pursuant to the business combination will generally be treated as a taxable exchange for U.S. federal income tax purposes.  Accordingly, if you are a U.S. person (for U.S. federal income tax purposes), you will recognize gain or loss on such exchange in an amount equal to the difference between the fair market value of the BRF common shares or BRF ADSs received in the business combination and your adjusted tax basis in the Sadia preferred shares, Sadia common shares or Sadia ADSs surrendered in the business combination.  Such gain or loss generally will be capital gain or capital loss, and generally will be long-term capital gain or long-term capital loss if your holding period for the Sadia shares exchanged is more than one year at the time of the exchange.  For more information on the U.S. federal income tax consequences of the business combination, see “Taxation.”

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from the business combination, and you may be required to pay Brazilian income tax on any gain as a result of the business combination.

There is no clear guidance regarding the Brazilian taxation involved in the business combination as it relates to the Sadia ADSs.  We believe that there are good legal grounds to sustain that no taxation is applicable upon the receipt of BRF ADSs for Sadia ADSs in connection with the business combination.  This conclusion is based on the view that it is possible to sustain that the Sadia ADSs should be considered a foreign asset and that the mere exchange of Sadia ADSs for BRF ADSs will not represent any legal or economic availability for income tax purposes to U.S. residents. There is a risk, however, that the Brazilian tax authorities may take a different position on the matter and request the payment of Brazilian income tax at the rate of 15% (or 25% if the foreign investor is located in a tax haven jurisdiction), increased by applicable interest and fines.

Similarly, the Brazilian tax consequences to U.S. residents who hold Sadia preferred shares registered before the Central Bank of Brazil under Law No. 4,131 of 1962 are uncertain.  Such Sadia preferred shareholders will, as a result of the business combination, receive BRF common shares.  We believe that there are good legal grounds to sustain that no taxation is applicable upon the receipt of BRF common shares for Sadia preferred shares or Sadia common shares, as we believe it is reasonable to sustain under Brazilian tax law that the U.S. investor will not have legal or economic availability for income tax purposes.  There is a risk, however, that the Brazilian tax authorities may take a different position on the matter and request the payment of Brazilian income tax at the rate of 15% (or 25% if the foreign investor is located in a tax haven jurisdiction), increased by applicable interest and fines.

With respect to U.S. residents who hold Sadia preferred shares or Sadia common shares registered before the Central Bank of Brazil under Resolution No. 2,689 of 2001, we believe that there are strong legal grounds to sustain that no taxation is applicable upon the receipt of BRF common shares for Sadia preferred shares, as the gains recognized by 2,689 Investors located outside tax haven jurisdictions are not subject to the imposition of withholding income tax.  In addition, it is reasonable to sustain that the U.S. investor will not have legal or economic availability for income tax purposes. There is a risk, however, that the Brazilian tax authorities may take a different position on the matter and request the payment of Brazilian income tax at the rate of 15%, increased by applicable interest and fines.

For more information on the Brazilian tax consequences of the business combination, see “Taxation.”

The capital gain arising from a disposition of Sadia preferred shares registered as a foreign direct investment in Brazil could be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Central Bank of Brazil.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank of Brazil as a foreign direct investment. Even though a precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, the Brazilian tax authorities are not bound by that precedent.

Sadia’s use of derivative financial instruments has negatively affected its results of operations, especially in a volatile and uncertain market.

Sadia has used derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of its debt. For the year ended December 31, 2008, Sadia had a net loss of approximately R$2,365.8 million from financial instruments as compared to a net gain of R$191.6 million in 2007. These losses resulted from a variety of factors, including losses related to changes in the fair value of cross-currency swaps and other currency derivatives attributable to the variation of the U.S. dollar against the real. Companies experienced a period of greater volatility in the global financial and securities markets as part of the worsening of the crisis, which started in 2007. The financial crisis significantly and negatively affected the valuation of Sadia’s derivative instruments portfolio, primarily the valuation of foreign exchange options and currency derivatives related to debt. As a result of increased volatility and variation of the real against the U.S. dollar, there were significant changes in the fair value of Sadia’s derivative instruments portfolio, which triggered the need to make deposits in margin accounts with the counterparties and to incur additional indebtedness to make margin deposits or to settle some of these derivative transactions, negatively affecting Sadia’s liquidity. To the extent that any of these factors persist in 2009, Sadia may continue to incur net losses from its derivative financial instruments.

The current financial crisis, which has continued into 2009, could also negatively affect Sadia’s derivative financial instruments by weakening the creditworthiness and viability of the financial institutions which act as the counterparties to its derivative transactions. The risk of counterparty default is currently higher in light of existing capital market and economic conditions. Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on Sadia’s cash flow and financial condition. The current economic environment could cause Sadia’s counterparties to breach their obligations under Sadia’s contracts with them by failing to pay Sadia amounts that may become due under its derivative contracts or to seek bankruptcy protection. The instability and uncertainty in the financial markets has also made it difficult to assess the risk of counterparties to derivatives contracts. Any of the foregoing could adversely impact Sadia’s business, financial condition and results of operations.

Furthermore, the fair value of derivative instruments fluctuates over time as a result of the effects of future interest rates, exchange rates and financial market volatility. These values must be analyzed in relation to the fair values of the underlying transactions and as part of our overall exposure to fluctuations in interest rates and foreign exchange rates. Since valuation is imprecise and variable, it is difficult to accurately predict the magnitude of the risk posed by the use of derivative financial instruments going forward and to state with certainty that Sadia will not be negatively affected by its derivative financial positions.

Derivative financial instruments are generally subject to margin calls in case the threshold set by the counterparties is exceeded. In certain scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to Sadia for its operations or other capital needs. Some of Sadia’s derivatives contracts have clauses that reduce the threshold amounts after certain pre-defined credit downgrades by the credit agencies. The change in mark-to-market of some of Sadia’s derivative financial instruments is reflected in its income statement introducing volatility in Sadia’s interest net income and related ratios.

Sadia is subject to significant potential liabilities in connection with litigation, which would become potential liabilities of our combined company after the completion of the business combination.

Sadia’s businesses are subject to regulation under a wide variety of Brazilian, U.S. federal, state and foreign laws, regulations and policies. Sadia, in particular, is subject to a variety of legal proceedings and legal compliance risks. Sadia’s businesses and the industries in which we operate are at times reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Sadia is a party to a wide range of agreements, contracts and joint ventures with other companies, which could potentially result in litigation if the parties cannot find a common understanding on the issues in dispute.

In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar. As a result of such devaluation, it had sustained significant losses on foreign exchange derivative transactions. In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis. In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits in U.S. courts alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts. These five actions have since been consolidated in a single class action lawsuit.

In addition, on May 15, 2009, Sadia received a letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” informing Sadia that the CVM had initiated a preliminary analysis of possible liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified which crimes have been committed, or whether any crimes have been committed at all.

It is not possible to predict whether additional suits will be filed in connection with such derivative losses or what the outcome of any such litigation will be. Although Sadia intends to contest the current lawsuits vigorously, it is possible that there could be unfavorable outcomes in these or other proceedings. At the current stage of the proceedings, it is not possible to determine the probability of loss and/or the amounts involved in any potential loss and the expenses that will be incurred in defending these lawsuits.

Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to its business, operations, financial position, profitability or cash flows. If our proposed business combination with Sadia is consummated, Sadia will become our wholly owned subsidiary and we will be subject to any adverse outcomes arising out of proceedings involving Sadia. Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

Sadia is subject to significant tax and other potential liabilities in connection with litigation in Brazil, and these would be potential liabilities of our consolidated company after the completion of the business combination.

Sadia has significant tax and other potential liabilities in connection with litigation in Brazil. As of December 31, 2008, these liabilities included (1) tax proceedings in the aggregate amount of R$1,818.5 million (of which Sadia had recorded provisions for probable losses of R$50.9 million (R$22.6 million of income and social contribution payables and R$28.3 million of other tax proceedings)), (2) civil proceedings in the aggregate amount of R$116.6 million (of which Sadia had recorded provisions for probable losses of R$10.2 million) and (3) labor claims in the aggregate amount of R$67.6 million (of which Sadia had recorded provisions for probable losses of R$28.1 million). The difference between the amounts recorded as provisions for probable losses in each of these categories and the total amounts represent liabilities that Sadia’s management has judged to be possible or remote, and Sadia did not, therefore, record any provision in its financial statements for these contingencies. The losses to Sadia could, therefore, be significantly higher than the amounts for which Sadia has recorded provisions. Even for the amounts recorded as provisions for probable losses, a judgment against Sadia would have an effect on Sadia’s cash flow if it is required to pay those amounts. Sadia may therefore incur significant losses and expenses defending these lawsuits, which could materially adversely affect its results of operations and financial condition, and these would be potential liabilities of our consolidated company after the completion of the business combination.

Sadia is more highly leveraged than our company, and if we are unable to refinance a significant portion of its indebtedness in connection with the business combination, we would be subject to the risks associated with a higher level of indebtedness.

Sadia currently has a substantial amount of debt and may incur more debt in the future. As of December 31, 2008, Sadia had total debt of R$8,844.3 million, of which approximately 42.2% (R$3,729.6 million) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination transaction, Sadia’s significant level of debt could have important consequences for us, including:

•                  requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on its debt, reducing the funds available for our operations or other capital needs;

•                  limiting our flexibility in planning for, or reacting to, changes in its business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•                  increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•                  limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•                  making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•                  placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•                  exposing our current and future borrowings made at floating interest rates to increases in interest rates.

Sadia has substantial debt that matures in each of the next several years beyond 2009, and if we are unable to refinance a significant portion of its indebtedness in connection with the business combination, we may not be able to comply with its upcoming payment obligations.

Sadia currently has a substantial amount of debt and may incur significant additional debt in the future. As of December 31, 2008, it had R$8,844.3 million of total debt, of which approximately 42.2% (R$3,729.6 million) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). Of its total debt as of December 31, 2008, approximately 34.4% (R$3,037.8 million) was short-term debt, and approximately 16.1% (R$1,421.8 million) was the current portion of the long-term debt and 49.6% (R$4,384.7 million) was long-term debt. Sadia has a substantial amount of debt maturing in the next several years, including debt with an aggregate principal amount of approximately R$1,125.8 million, R$938.7 million and R$663.7 million maturing in 2010, 2011 and 2012, respectively. In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet obligations in the aggregate amount of R$537.7 million. If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, we may face difficulties in paying that debt as it matures beyond 2009.

The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices. These factors and the continuing market disruption may have an adverse effect on our and, in particular, Sadia’s ability to refinance future maturities, including a significant portion of its indebtedness in connection with the business combination. Continued uncertainty in the stock and credit markets may also negatively impact our ability to access additional short-term and long-term financing before or after completion of the business combination with Sadia on reasonable terms or at all, which could negatively impact our liquidity and financial condition.

In addition, Sadia’s credit ratings have recently been downgraded by Standard & Poor’s and by Moody’s. The disruptions in the financial and credit markets also may continue to adversely affect Sadia’s credit ratings. Any further deterioration of Sadia’s credit ratings or creditworthiness might negatively impact the availability of financing to our company following consummation of the business combination and the terms on which we could refinance Sadia’s debt, including the imposition of more restrictive covenants and higher interest rates.

In the years beyond 2009, if we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination and:

•                  the current pressures on credit continue or worsen;

•                  Sadia’s operating results worsen significantly;

•                  Sadia is unable to complete any necessary divestitures of non-core assets and its cash flow or capital resources prove inadequate; or

•                  Sadia is unable to refinance any debt that becomes due,

we could face liquidity problems and may not be able to pay our or Sadia’s outstanding debt when due, which could have a material adverse effect on our business and financial condition.

If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, the terms of Sadia’s indebtedness will impose significant operating and financial restrictions on us.

The instruments governing Sadia’s consolidated indebtedness impose significant operating and financial restrictions. These restrictions may limit, directly or indirectly, Sadia’s ability, among other things, to undertake the following actions:

•                  borrow money;

•                  make investments;

•                  sell assets, including capital stock of subsidiaries;

•                  guarantee indebtedness;

•                  enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•                  enter into transactions with affiliates;

•                  create or assume liens; and

•                  engage in mergers or consolidations.

If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, these restrictions may, among other things:

•                  impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of Sadia’s debt; and

•                  limit our ability to seize attractive growth opportunities for our businesses that are currently unknown, particularly if we are unable to obtain financing or make investments to take advantage of these opportunities.

Although the covenants to which Sadia is subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of its other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we and Sadia may have insufficient funds to repay in full any such indebtedness.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, Sadia and its subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms.

The consummation of the business combination with Sadia might result in an event of default, a termination event or a breach of covenants under certain instruments governing a portion of Sadia’s indebtedness.

Under instruments governing up to R$4.9 billion of Sadia’s indebtedness as of May 31, 2009, including certain derivative financial instruments, the consummation of the business combination with Sadia may result in an event of default, a termination event or a breach of one or more covenants, as applicable. In particular, the consummation of the business combination will result in a change of control of Sadia. As a result, following the announcement of the business combination with Sadia, Sadia has engaged in discussions with its lenders and counterparties under those debt instruments with change of control provisions or other provisions triggered by the transaction and has advised us that it has obtained several waivers or consents under its debt instruments.  We can give no assurances, however, as to whether all of Sadia’s lenders and/or counterparties under the applicable debt instruments have agreed or will agree to grant waivers or consents.

If Sadia is unable to obtain all necessary waivers or consents before the consummation of the business combination, we may be required to incur significant expense to obtain them or to prepay or refinance the relevant indebtedness. If we find it necessary to prepay or refinance any indebtedness of Sadia, we may need to obtain financing to enable us to do so, and this could accelerate or exacerbate the risks relating to Sadia’s indebtedness that we highlight above.

Debt service requirements under Sadia’s U.S. dollar-denominated debt obligations could heighten our exposure to the risk of fluctuations in the real-U.S. dollar exchange rate.

A substantial portion of Sadia’s outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2008, Sadia’s U.S. dollar denominated debt represented approximately 57.8% (R$5,114.7 million) of its total debt (not giving effect to its currency-related derivatives as of such date). Sadia’s existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by its subsidiaries, the majority of which is not denominated in U.S. dollars. Consequently, when it does not generate sufficient U.S. dollar revenues to cover that debt service, Sadia must use revenues generated in reais or other currencies to service its U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which Sadia operates, compared to the U.S. dollar, could adversely affect its ability to service its debt. In 2008, Sadia’s U.S. dollar-denominated operations, together, generated approximately 76.2% of its total net sales in real terms and some of the currencies in which its revenues are denominated suffered material depreciations against the U.S. dollar. If the business combination is consummated, a devaluation in the value of the real, euro or any of the other currencies of the countries in which the combined business operates, compared to the U.S. dollar, could therefore adversely affect our ability to service this Sadia debt. For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 5.9% against the U.S. dollar and the British sterling pound depreciated approximately 27.3% against the U.S. dollar. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

We may incur additional costs in relation to Sadia’s internal controls and information systems.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 as well as SEC rules relating to internal controls over financial reporting, which require that our management annually evaluate the effectiveness of our internal control over financial reporting and disclose the results of that evaluation in our Annual Report on Form 20-F. In addition, SEC rules require that our independent auditors prepare an attestation report regarding the effectiveness of our internal control over financial reporting. Although Sadia is a publicly held company in the United States and is also subject to these rules, our management’s report, and our independent auditors’ attestation report, on internal controls for the year ended December 31, 2008 did not address Sadia’s internal control over financial reporting. We may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training. If these deficiencies are serious, and if we cannot remedy them before the filing of our Annual Report on Form 20-F for the next fiscal year, we may not be able to conclude that our internal controls are effective. If this were to occur, investors might lose confidence in our financial statements and the price of our stock could fall.

Risk Relating to Our Business and Industry

The global economic crisis is adversely affecting our business and financial performance.

Our business has been materially affected by the global economic crisis in 2008 and 2009, which has increased volatility in our markets and contributed to the net losses we recorded in the fourth quarter of 2008 and the first quarter of 2009. We have been affected in a number of ways, including the following:

•                  Increases in prices for our commodity raw materials, such as corn and soybeans, through the first three quarters of 2008, which we could not pass on through selling prices.

•                  Because the global economic crisis affected demand, we were forced to decrease selling prices, particularly in our export markets.

•                  Negative macroeconomic trends in our domestic market starting in the fourth quarter of 2008 as the global economic crisis began to affect the Brazilian economy and domestic consumer confidence.

•                  We announced a 20% cut in meat production for export for the first quarter of 2009 due to weak demand in our export markets. Temporary shutdowns of production of some facilities have adversely affected our margins.

•                  The Brazilian real depreciated 22% against the U.S. dollar in the fourth quarter of 2008 compared to the third quarter of 2008, reflecting uncertainty regarding the effect of the global economic crisis on Brazil and other emerging market economies. This devaluation in the real caused us to incur net foreign exchange variation expenses (recorded as part of our net financial expenses) of R$416.0 million in 2008, of which R$318.0 million was attributable to the fourth quarter of 2008.

•                  Uncertainties engendered by the crisis and the challenges of managing inventories, accounts receivable, accounts payable and other items required us to reinforce our working capital, leading to a 66% increase in our total debt to R$5.4 billion as of March 31, 2009, compared to R$3.3 billion as of March 31, 2008, including R$1.8 billion of short-term debt.

The above and other factors described below and in “Item 5. Operating and Financial Review and Prospects” of our 2008 Annual Report on Form 20-F, which is incorporated herein by reference, caused us to record a net loss of R$20.1 million for the fourth quarter of 2008 and a net loss of R$226.0 million for the first quarter of 2009. Although we seek to manage our selling prices and production costs, volumes, inventories and working capital through the global economic crisis, we cannot predict when demand will return to historical levels or whether the global economic crisis will have any long-term effects on consumer confidence, selling prices and production costs, demand for particular types of products, volatility of raw material prices or the equilibrium between our domestic and export markets. These factors may therefore continue to adversely affect our business, results of operations and the market price of our common shares and ADSs.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, even in the absence of a global economic crisis, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.

The events of 2008, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces. In 2008, the average corn price on the Chicago Board of Trade (CBOT) was 42.2% higher than the average price in 2007. Soybean prices also increased by 40.5% in 2008. Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect increased production costs but were then forced to decrease prices for many products in the fourth quarter of 2008 and the first quarter of 2009, which adversely affected our financial performance in those periods.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions. Meat is subject to contamination during processing and distribution. Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products). However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease, (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below) and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008. Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as “A/CALIFORNIA/04/2009,” which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the World Health Organization, or “WHO,” there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.

More than 11,000 cases and over 100 deaths worldwide have been recorded since the outbreak of A(H1N1) influenza in Mexico, and on June 11, 2009, the WHO declared a flu alert level six, signaling a “global pandemic.” Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but, as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada. Even so, some states in the importing countries continue to impose restrictions on pork imports from Mexico, the United States and Canada.

To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown. Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A(H1N1) influenza in Brazil could lead to restrictions on the export of some of our products to key export markets.

Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

From January 1, 2003 to December 31, 2008, there have been over 424 confirmed human cases of avian influenza and over 261 deaths, according to the WHO, with an increased number of deaths each year since 2003. Various countries in Asia, the Middle East and Africa reported human cases in 2006, 2007 and 2008, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2008, 44 cases were reported worldwide, with 33 deaths, according to the WHO.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. For example, a delay in allocating quotas for poultry products in Russia in the first half of 2006 resulted in a significant decline in our sales volumes of poultry products to Russia during that period. The Ukraine also restricted pork imports for the retail market, on which higher taxes were levied for a period through December 2008. More recently, in March 2009, the Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil. We were asked to answer a questionnaire from the Ministry of Economy of the Ukraine in connection with the investigation. If the Ukrainian authorities decide to apply anti-dumping measures, these actions could affect our exports to this country.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers. In addition, the European Union has a ban on certain types of Brazilian beef that affects sales of fresh premium cuts and some frozen hindquarter cuts. Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of our products. In addition, local producers in a specific market sometimes exert political pressure on their governments to prevent foreign producers from exporting to their market.

Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers, such as Sadia, that have the ability to produce quality products at low cost, as well as with foreign producers. In the Brazilian milk and dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda. - Indústria de Alimentos and Itambé Ltda. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products.

Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing 42.9% of our total net sales in March 31, 2009, 43.7% of our total net sales in 2008 and 47.5% of our total net sales in 2007. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia), and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•                  exchange rate fluctuations;

•                  deterioration in economic conditions;

•                  imposition of increased tariffs, anti-dumping duties or other trade barriers;

•                  strikes or other events affecting ports and other transport facilities;

•                  compliance with differing foreign legal and regulatory regimes; and

•                  sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil.

We export our products primarily through ports in southern Brazil (Paraná, Santa Catarina and Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For example, in 2005 and in the third quarter of 2007, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco. These events resulted in reduced shipment levels in November and led to delays in exports that adversely affected our export revenues for the fourth quarter of 2008.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damage. We cannot operate a plant if the required environmental permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If any these environmental licenses expire and are not renewed, or have their solicitation of renewal dismissed by the competent environmental authority, we may incur administrative penalties, such as a fine ranging between R$500 and R$10 million, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years, as described in more detail under “Item 4. Information on the Company — History and Development of the Company — Recent Acquisitions and Investments” of our 2008 Annual Report on Form 20-F, which is incorporated herein by reference.  Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above. In 2008, we completed three acquisitions for an aggregate purchase price of R$1.8 billion, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$348.0 million in 2007. Our announced business combination with Sadia is the largest acquisition we have ever undertaken and poses specific risks and challenges discussed under “—Risks Relating to the Business Combination.”

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, five pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 35.01% of our total capital on May 31, 2009. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

As a result, these shareholders have, and will continue to have, the power to influence significantly the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares. Some of our major shareholders are also shareholders of Sadia. See “—Risks Relating to the Business Combination.”

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to third-parties.  If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses. Even in cases in which we have recorded reserves on our balance sheet to cover potential losses, any obligation to pay amounts in these proceedings would have an effect on our cash position. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. In addition, Eleva is subject to civil, labor and tax proceedings.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is usual in our business, our plants, distribution centers, transports, among others are insured. However, certain kinds of losses cannot be insured. If an event that cannot be insured occurs, the investment made by the Company may be lost. In addition, we can be held judicially liable for any indemnification payments to potential victims in such events.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•                  exchange rate movements;

•                  exchange control policies;

•                  expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•                  inflation;

•                  tax policies;

•                  other economic political, diplomatic and social developments in or affecting Brazil;

•                  interest rates;

•                  energy shortages;

•                  liquidity of domestic capital and lending markets; and

•                  social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our common shares and ADSs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

Historically, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica), “IBGE,” the Brazilian consumer price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 3.1% in 2006, 4.5% in 2007 and 5.8% in 2008.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar, on average, by 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008 the real depreciated 31.9% against the U.S. dollar. For the three months ended March 31, 2009, the real depreciated 0.6% against the U.S. dollar.

Any appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros. Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

Devaluation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars.

The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,138.0 million at December 31, 2008, representing 77% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2008, our consolidated exchange rate exposure was U.S.$821.3 million. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank began to decrease it, reaching 11.25% in April 2008. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%.

At December 31 2008, approximately 70% of our total liabilities from indebtedness and derivative instruments of R$3,747.0 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social-BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Since 2003, the Brazilian government presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social - COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. For example, in early 2008, the Brazilian Federal Government submitted for consideration of the legislature a new tax reform proposal to change the structure of the current corporate income tax and replace a series of existing taxes for a new value-added tax, among other things. These proposals are not assured to be approved and passed into law.

The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

Risks Relating to Our Common Shares and the BRF ADSs

Holders of BRF ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of BRF ADSs may exercise voting rights with respect to our common shares represented by BRF ADSs only in accordance with the deposit agreement governing the BRF ADSs. Holders of BRF ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of BRF ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of BRF ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of BRF ADSs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the BRF ADSs, the depositary will assume that the holders of those BRF ADSs are instructing it to give a discretionary proxy to a person designated by us to vote the common shares underlying those ADSs, except in limited circumstances.

Holders of BRF ADSs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying their BRF ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of BRF ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of BRF ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their BRF ADSs are not voted as requested.

Non-Brazilian holders of BRF ADSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of BRF ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of BRF ADSs surrenders its BRF ADSs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the BRF ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of BRF ADSs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of BRF ADSs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the BRF ADSs.

Holders of BRF ADSs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the BRF ADSs.

Holders of BRF ADSs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying BRF ADSs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our by-laws may prevent efforts by our shareholders to change our control or management.

Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our by- laws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of BRF ADSs could be subject to Brazilian income tax on capital gains from sales of BRF ADSs.

Historically, any capital gain realized on a sale or other disposition of BRF ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether BRF ADSs representing our common shares, which are delivered by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law.

Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the BRF ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the Brazilian Monetary Council (Conselho Monetário Nacional), or “CMN”) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven).  For additional discussion of the tax consequences of a disposition of our common shares, see “Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the BRF ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa - Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$1,375.3 billion, or U.S.$588.5 billion, at December 31, 2008 and an average daily trading volume of R$5,525.5 million for 2008. By contrast, the New York Stock Exchange had a market capitalization of U.S.$10.18 trillion at December 31, 2008 (U.S. domestic listed companies) and an average daily trading volume of U.S.$268.2 billion for 2008. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 52.4% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2008. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 59.6% of all shares traded on the São Paulo Stock Exchange in 2008. These market characteristics may substantially limit the ability of holders of the BRF ADSs to sell common shares underlying BRF ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the BRF ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the BRF ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we would be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2008, and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or BRF ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and BRF ADSs, which is subject to change. See “Taxation.”

FORWARD-LOOKING STATEMENTS

This information statement contains or incorporates by reference forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, or the “Exchange Act.”

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Our forward-looking statements may be influenced by factors, including the following:

•                  the implementation of the principal operating strategies of our company, including integration of current acquisitions as well as acquisition or investment opportunities that may occur in the future;

•                  the cyclicality and volatility of raw materials and selling prices;

•                  health risks related to the food industry;

•                  the risk of outbreak of animal diseases, in particular avian influenza and A(H1N1) influenza, also known as “swine flu”;

•                  more stringent trade barriers in key export markets and increased regulation of food safety and security;

•                  strong international and domestic competition;

•                  general economic, political and business conditions in our company’s markets, both in Brazil and abroad;

•                  interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies;

•                  the declaration or payment of dividends;

•                  the direction and future operation of our company;

•                  the implementation of our company’s financing strategy and capital expenditure plans;

•                  the factors or trends affecting our company’s financial condition or results of operations; and

•                  other factors identified or discussed under “Risk Factors.”

Because they involve risks and uncertainties, our forward-looking statements are not guarantees of future performance, and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references in this information statement to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars.

The exchange rate for reais into U.S. dollars based on the selling rate as reported by the Central Bank was R$2.3370 to U.S.$1.00 at December 31, 2008, R$1.7713 to U.S.$1.00 at December 31, 2007 and R$2.1380 to U.S.$1.00 at December 31, 2006. On July 31, 2009, the selling rate was R$1.8726 to U.S.$1.00. The real/dollar exchange rate fluctuates widely, and the selling rate at July 31, 2009 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2004.

Where You Can Find the Financial Statements

The table below sets forth where you can find the financial statements of our company and Sadia.

Financial Statements	Location

Audited consolidated financial statements of Perdigão S.A. at and for the years ended December 2006, 2007 and 2008	2008 Annual Report on Form 20-F, “Item 18. Financial Statements.”

Unaudited consolidated interim financial statements of Perdigão S.A. at and for the three months ended March 31, 2008 and 2009	BRF’s second Current Report on Form 6-K filed on July 10, 2009, Exhibit 99.3

Audited consolidated financial statements of Sadia at and for the years ended December 2006, 2007 and 2008	BRF’s second Current Report on Form 6-K filed on July 10, 2009, Exhibit 99.2

Unaudited consolidated interim financial statements of Sadia at and for the three months ended March 31, 2008 and 2009	BRF’s second Current Report on Form 6-K filed on July 10, 2009, Exhibit 99.4

Unaudited pro forma condensed consolidated financial information of BRF as of and for the year ended December 31, 2008 (U.S. GAAP)	Included in this information statement.

Unaudited pro forma condensed consolidated financial information of BRF as of and for the three months ended March 31, 2009 (Brazilian GAAP)	Included in this information statement.

Financial Statements of BRF — Brasil Foods S.A. (formerly named Perdigão S.A.)

We maintain our books and records in reais.

Our Brazilian GAAP consolidated financial statements at and for each of the years ended December 31, 2008, 2007 and 2006 have been audited, as stated in the report of our independent registered public accounting firm. These audited annual consolidated financial statements are set forth in Item 18 of our 2008 Annual Report on Form 20-F and are incorporated by reference in this information statement.

Our Brazilian GAAP unaudited consolidated interim financial statements at and for the three months ended March 31, 2009 and 2008 are set forth in Exhibit 99.3 of our second Current Report on Form 6-K filed on July 10, 2009 and are incorporated by reference in this information statement.

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which is based on:

•                 Brazilian Corporation Law;

•                 the rules and regulations of the CVM;

•                 the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or “IBRACON”; and

•                 the accounting pronouncements issued by the Accounting Pronouncements Committee (“Comitê de Pronunciamentos Contábeis”).

Brazilian GAAP differs in significant respects from U.S. GAAP and IFRS. For more information about the difference between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see note 24 to our annual consolidated financial statements incorporated by reference in this information statement.

The report covering the December 31, 2008 consolidated financial statements of our company contains emphasis paragraphs referring to the following: (1) changes in our consolidated accounting principles due to the introduction of Law No. 11.638/07 Provisional Executive Act No. 449/08, as discussed in note 2 to our annual consolidated financial statements; and (2) subsequent to year-end, we have entered into a merger agreement with Sadia S.A., in order to allow the business combination of the companies as discussed in note 25(iv) to our annual consolidated financial statements

Unless otherwise indicated, all financial information of our company included in this document is derived from our financial statements in accordance with Brazilian GAAP.

Financial Statements of Sadia S.A.

Sadia maintains its books and records in reais.

Sadia’s U.S. GAAP consolidated financial statements at and for each of the years ended December 31, 2008, 2007 and 2006 included in Exhibit 99.2 of our second Current Report on Form 6-K filed on July 10, 2009 have been audited, as stated in the report of the independent registered public accounting firm appearing therein, and are incorporated by reference in this information statement. These audited consolidated financial statements have been prepared in accordance with U.S. GAAP.

The unaudited consolidated interim financial statements of Sadia at March 31, 2009 and for the three months ended March 31, 2009 and 2008 have been prepared in accordance with Brazilian GAAP and are included in Exhibit 99.4 of our second Current Report on Form 6-K filed on July 10, 2009, which is incorporated by reference in this information statement.

Pro Forma Condensed Consolidated Financial Information

We have included in this information statement unaudited pro forma condensed consolidated financial information at and for the three months ended March 31, 2009 and at and for the year ended December 31, 2008 in order to illustrate the effects of our proposed business combination with Sadia and our offering of common shares and the use of proceeds thereof on our results of operations and financial condition. The unaudited pro forma condensed consolidated balance sheet data at March 31, 2009 and December 31, 2008 give effect to our proposed business combination with Sadia and the offering and use of proceeds thereof as if they had occurred on such dates. The unaudited pro forma condensed consolidated statement of operations data for the three months ended March 31, 2009 and the year ended December 31, 2008 give effect to our proposed business combination with Sadia and the offering and use of proceeds thereof as if they had occurred on January 1, 2008.

The unaudited pro forma condensed consolidated financial information at and for the year ended December 31, 2008 has been prepared in accordance with U.S. GAAP, and the unaudited pro forma condensed consolidated financial information at and for the three months ended March 31, 2009 has been prepared in accordance with Brazilian GAAP. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent our financial condition or results of operations had our proposed business combination with Sadia and the offering and use of proceeds thereof occurred as of the respective dates indicated above. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project our future financial position or results of operations as of any future date or for any future period.

THE BUSINESS COMBINATION

Background and Terms of the Business Combination

On May 19, 2009, the Company (at that time named Perdigão S.A.) signed a merger agreement with Sadia that contemplates a business combination of the two companies.  Under the proposed business combination, Sadia is expected to become our wholly owned subsidiary in a Brazilian law merger of shares (incorporação de ações).  The merger agreement is set forth in Exhibit 4.01 of our 2008 Annual Report on Form 20-F and is incorporated by reference in this information statement.

The business combination is subject to the approval of holders of common shares of each of BRF and Sadia, as well as approval by Brazilian antitrust authorities.  A number of steps of the business combination have been approved at separate extraordinary general meetings of the common shareholders of BRF, Sadia and HFF, a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition, which meetings took place on July 8, 2009.  As a result of these meetings, holders of common shares of HFF received 0.166247 common shares of BRF for each share they held, and HFF became a wholly owned subsidiary of BRF.

In addition, as a result of these meetings, we changed our corporate name from Perdigão S.A. to BRF — Brasil Foods S.A., moved our headquarters to Itajaí in the State of Santa Catarina and changed our certificate of incorporation so that our board of directors has nine to eleven members and a co-chairman structure.

Concórdia Holding, parent company of Concórdia Corretora (a broker-dealer owned by Sadia) and Concórdia Bank (a bank owned by Sadia), are not part of the business combination, and, consequently, shares of Concórdia Holding, all of which were held by Sadia, were exchanged for BRF common shares held by HFIN Participações S.A., a holding company formed by the controlling shareholders of Sadia for purposes of the business combination, prior to the merger of shares of HFF into BRF.

Additional separate extraordinary meetings of the common shareholders of BRF and Sadia are currently scheduled to take place on August 18, 2009 for approval of the remaining steps of the business combination. As a result of these meetings, if the business combination is approved:

•                  Holders of common and preferred shares of Sadia will receive 0.132998 common shares of BRF for each common share or preferred share, respectively, they hold without any further action by those holders; and

•                  Holders of ADSs representing preferred shares of Sadia will, upon payment of applicable fees and any applicable taxes and expenses, receive 0.199497 ADSs representing common shares of BRF for each ADS representing preferred shares of Sadia that they hold.

European antitrust authorities approved the transaction on June 30, 2009, but the business combination is also subject to approval by Brazilian antitrust authorities.  The Brazilian antitrust authorities could impose significant conditions to their approvals affecting our operations.  On July 7, 2009, we entered into an agreement with the Brazilian antitrust authorities, under which we agreed to ensure the reversibility of the business combination with Sadia until a final decision is made by these authorities. The agreement, among other things, prevents our company and Sadia from integrating their administrative, production and commercial operations until approval of the proposed business combination is granted by the Brazilian antitrust authorities.

We expect that (1) a total of 59,390,963 BRF common shares will be issued and distributed to the Sadia common or preferred shareholders, and (2) the share capital of BRF will be increased by R$2,335,484,255.61 as a result of the business combination.

We expect that the costs and expenses relating to consummation of the business combination will be approximately R$35 million for Sadia and R$32 million for BRF.

Reasons for the Business Combination

BRF believes the business combination is consistent with the strategic growth plan of the two companies in both the domestic and export markets and will allow BRF and Sadia to coordinate their operations following approval by the Brazilian antitrust authorities.  BRF believes that this business combination will be a positive step by allowing the companies to pursue economic synergies.

We believe the business combination will create one of the largest food companies in the world.  As a result of the business combination, we will own many well-established brands in the Brazilian market and in foreign markets, and we will export our products to more than 110 countries.  The combined companies will be a leading player in the international meat business, and we believe that the transaction will give us the necessary scale, management and financial capacity to expand further, particularly in international markets.  BRF is listed on the New Market (“Novo Mercado”) segment of the São Paulo Stock Exchange and is subject to its corporate governance requirements. We believe that our Novo Mercado listing and our increasingly diffuse shareholder structure as a result of the business combination will continue to allow us to achieve high levels of transparency and liquidity.

Merger Ratio

The merger ratio (i.e., the ratio of BRF common shares or BRF ADSs to be received in the business combination) is 0.132998 BRF common shares for every Sadia common or preferred share and 0.199497 BRF ADSs for every Sadia ADS held at the close of business on September 21, 2009, the day before the shareholder meetings.

The number of BRF common shares to be received in the business combination by a holder of Sadia common or preferred shares will be determined by multiplying the number of Sadia common and preferred shares held on the record date by the merger ratio applicable to Sadia common and preferred shares, rounded down to the nearest whole share, as explained in this information statement.

The number of BRF ADSs to be received in the business combination by a holder of Sadia ADSs will be determined by multiplying the number of Sadia ADSs held by the merger ratio applicable to Sadia ADSs, rounded down to the nearest whole BRF ADS, as explained in this information statement.

No BRF common shares will be distributed to Sadia in respect of the Sadia common and preferred shares held in treasury on the record date. Instead, the BRF common shares that would otherwise have been attributed to Sadia common and preferred shares held in treasury are being distributed pro rata to Sadia’s shareholders and are reflected in the merger ratio.

Shareholder Approval

In accordance with Brazilian law and our by-laws, the merger of shares of Sadia into BRF requires (1) the approval of shareholders representing more than 50% of the common shares of Sadia that are entitled to vote at the general meeting of shareholders of Sadia to take place on August 18, 2009 and (2) the approval of shareholders representing more than 50% of the common shares of BRF that are entitled to vote at the general meeting of shareholders of BRF to take place on August 18, 2009.

We are not asking you for a proxy, and you are requested not to send us a proxy.  Holders of preferred shares of Sadia and holders of ADSs representing preferred shares of Sadia will have no voting or withdrawal rights in connection with the business combination.

Withdrawal Rights

Holders of Sadia preferred shares or Sadia ADSs will not be entitled to withdrawal rights in connection with the business combination. That is, Brazilian law does not give such holders the right to demand an appraisal of the value of their Sadia preferred shares or Sadia ADSs, or of the BRF common shares or BRF ADSs they will receive in the business combination, and the payment of any such amounts to them in lieu of participating in the business combination.

Holders of record of common shares of Sadia at the close of business on May 18, 2009 will be entitled to withdrawal rights in connection with the business combination.  Withdrawal rights will lapse no less than 30 days after publication of the minutes of the extraordinary general shareholders’ meeting called to approve the business combination. In accordance with the Brazilian Corporation Law, since the merger ratio of BRF common shares to be received in the business combination for every Sadia common or preferred share is higher than the exchange ratios calculated based on the market value of shareholders’ equity (see “—Valuation Reports”) the common shareholders of Sadia on the record date who exercise their withdrawal rights will have the right to receive an amount in cash equal to the book value of net equity per share as of December 31, 2008, i.e., R$0.41 per share of Sadia, except that common shareholders of Sadia may request that their shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution giving rise to the withdrawal rights.

Receipt of Common Shares and ADSs of BRF

If the merger of shares is approved, holders of Sadia preferred shares will receive 0.132998 BRF common shares for each Sadia preferred share they hold without any further action by those holders.  Because the preferred shares of Sadia are book-entry shares, an entry or entries will be made in the share registry of BRF to evidence the BRF common shares received in the business combination.  Holders of Sadia preferred shares will not receive certificates evidencing the BRF common shares.

If the merger of shares is approved, holders of ADSs representing preferred shares of Sadia will, upon payment of applicable fees and any applicable fees and expenses, receive 0.199497 ADSs representing common shares of the Company for each ADS representing preferred shares of Sadia that they hold in the manner described below under “—Delivery of BRF ADSs.”

Although the merger will be effective by operation of law once the requisite shareholder approvals have been obtained, the common and preferred shares of Sadia will continue to trade on the São Paulo Stock Exchange under their existing ticker symbols until the later of:

•                 the end of the period for the exercise of withdrawal rights by common shareholders of Sadia (which period will end not less than 30 days after publication of the minutes of the extraordinary general shareholders’ meetings called to approve the business combination); and

•                 the end of the period during which management of BRF is permitted pursuant to the Brazilian Corporation Law to unwind the merger. Under the Brazilian Corporation Law, if management of BRF believes that the total value of the withdrawal rights exercised by common shareholders of Sadia may put at risk the financial stability of BRF, management may, within ten days after the end of the withdrawal rights period, call a general meeting of shareholders to unwind the merger.

During the period described above, the Sadia ADSs will also continue to trade on the NYSE under their existing ticker symbol.

Delivery of BRF ADSs

After the merger becomes effective and the end of the period for the exercise of withdrawal rights, BRF will deposit with a custodian for The Bank of New York Mellon, as depositary under the Sadia ADS program, also referred to as the “Sadia depositary,” the BRF common shares issuable in respect of the preferred shares of Sadia then held in that program.  The Sadia depositary will deposit those BRF common shares with the custodian for The Bank of New York Mellon, as depositary under the BRF ADS program, also referred to as the “BRF depositary,” and instruct the BRF depositary to deliver BRF ADSs representing those BRF common shares to the Sadia depositary, subject to payment of the fees and expenses of the Sadia depositary.  When the BRF ADSs are received in the Sadia ADS program, the Sadia ADSs will represent a right to receive BRF ADSs.

If you hold Sadia ADSs indirectly through a broker or other intermediary, you will automatically receive your new BRF ADSs upon payment of the Sadia depositary’s fees and expenses, as provided in the Sadia deposit agreement as described below.

If you hold Sadia ADSs directly as a registered holder, you must, in addition to paying the fees and expenses required to be paid under the Sadia deposit agreement as described below, also surrender your Sadia ADRs to the depositary.  Registered holders of Sadia ADSs will be provided with the necessary forms, including a letter of transmittal that will contain instructions on how to surrender their Sadia ADRs representing Sadia ADSs to the Sadia depositary. If you do not receive the necessary forms, you may call The Bank of New York Mellon toll-free at 1-888-BNY-ADRS or contact The Bank of New York Mellon at 101 Barclay Street, New York, NY 10286.  Upon

surrender of those Sadia ADRs, the Sadia depositary will deliver the BRF ADSs to the registered holders of Sadia ADSs (and cash in lieu of any fractions as described in “—Fractional BRF Shares and ADSs”).

If you hold Sadia ADSs, you will have to pay the fees of the Sadia depositary in accordance with the Sadia deposit agreement for the cancellation of each Sadia ADS that you hold in connection with the business combination.  The maximum ADS cancellation fees you will have to pay to the Sadia depositary for each Sadia ADS that you hold is U.S.$0.05.

Termination of Sadia ADR Program

The Sadia depositary, at the direction of Sadia, intends to mail notice to the owners of all outstanding Sadia ADSs in accordance with the deposit agreement of Sadia to terminate that deposit agreement and ADR program after the business combination becomes effective and the period for the exercise of withdrawal rights discussed above has elapsed.

The terms of the BRF ADSs that will be received in connection with the business combination are described in “—Description of American Depositary Shares.”

Fractional BRF Shares and ADSs

The application of the merger ratio for the distribution of BRF common shares to Sadia preferred shareholders and of BRF ADSs to Sadia ADS holders may result in fractional BRF common shares and BRF ADSs for which Sadia shareholders and ADS holders are expected to receive cash.

If you hold Sadia preferred shares and the product of the merger ratio and the number of Sadia preferred shares you hold is not a whole number, the number of BRF common shares you will receive in the business combination will be rounded down to the largest whole number.  We will auction on the open market the fractional BRF common shares to which you would otherwise be entitled.  You will receive cash in lieu of any fractional BRF common shares you are entitled to receive based on the net proceeds (after deducting applicable fees and expenses, including the fees charged by the São Paulo Stock Exchange and the CBLC (Companhia Brasileira de Liquidação e Custódia) and the sales commissions charged by the brokerage firms that BRF will hire) from the sale on the São Paulo Stock Exchange of the aggregate number of fractional entitlements to BRF common shares.  During the 30-day period granted to Sadia common shareholders for exercise of withdrawal rights (see “—Withdrawal Rights”), holders of Sadia shares may combine their fractional entitlements to receive BRF common shares with those of other shareholders.

If you hold Sadia ADSs and the product of the merger ratio and the number of Sadia ADSs you hold is not a whole number, the number of BRF ADSs you will receive in the business combination will be rounded down to the largest whole number. The Sadia depositary will sell on the open market the fractional BRF ADS to which you would otherwise be entitled. You will receive cash in lieu of any fractional BRF ADS you are entitled to receive based on the net proceeds (after deducting applicable fees and expenses, including sales commissions) from the sale on the NYSE of the aggregate number of fractional entitlements to Sadia ADSs.

Payments for interests in fractional BRF ADSs will be available to registered holders approximately five business days after the Sadia depositary completes sales of aggregated fractional BRF ADSs on the NYSE. Cash payments in respect of fractional BRF ADSs will not be available until the Sadia depositary has completed sales of aggregated portions and all those trades have been settled.

You do not have to pay in cash any fees or commissions to us, or to the Sadia depositary, for the sale of your fractional BRF ADS since fees and expenses will have already been deducted from any amounts you receive.

Listing and Trading of BRF Common Shares and BRF ADSs

BRF common shares are listed on the São Paulo Stock Exchange, and BRF does not currently intend to seek a listing of its common shares in any other jurisdiction.  BRF ADSs are publicly traded on the NYSE.  For information on historical market prices of BRF common shares and ADSs, please see “Market Information — Price History of Our Common Shares and Preferred Shares and the BRF ADSs.”

The liquidity of the BRF ADSs is expected to be limited.  For more information, please see “Risks Relating to Our Common Shares and the BRF ADSs — The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the BRF ADS.”

Valuation Reports

APSIS Consultoria Empresarial Ltda. Valuation Report

Apsis Consultoria Empresarial Ltda. (“APSIS”), an independent consulting firm, was engaged by Sadia to appraise each company’s net equity (shareholders’ equity, or assets minus liabilities) at market value as of March 31, 2009.  The report was prepared for purposes of Article 264 of Law No. 6,404 of December 31, 1976 of the Brazilian Corporation Law.  The valuation report is subject to the considerations and limitations set forth in the report.

The report appraised the relevant assets and liabilities of Sadia and BRF in order to determine each company’s market value.  The report was prepared based on audited and unaudited unconsolidated (parent company) financial statements furnished by Sadia and BRF and unaudited unconsolidated financial and other information furnished orally or in writing by representatives of Sadia and BRF.  The financial data of Sadia and BRF included or incorporated by reference in this information statement are based on the consolidated financial statements of such companies and, therefore, are not fully comparable to the unconsolidated financial data used as the basis for the APSIS report.

APSIS used an asset approach to determining the market value of the net equity of the companies.  To calculate the market value, APSIS generally:

•                  determined the book value of the assets and liabilities of each company based on the historical unconsolidated (parent company) financial statements of that company;

•                  estimated the market value, or probable realization value, of certain material assets and liabilities; and

•                  compared the market values of these material assets and liabilities to their book value and adjusted the estimated net equity accordingly.

In conducting its valuation, APSIS used the following methodology

•                  read and analyzed the companies’ balance sheets based on the historical unconsolidated (parent company) financial statements of such companies;

•                  analyzed specific asset and liability accounts, identifying accounts that were subject to adjustment and calculating their probable market values, including the following:

•                  analyzed the companies’ fixed assets at their market values based on information furnished to APSIS regarding the last budgeted and constructed projects, estimates and limited surveys with suppliers; and

•                  adjusted certain intangible operating assets to their market values using assumptions and criteria developed by APSIS.  In particular, APSIS appraised certain trademarks of Sadia and BRF using a “relief-from-royalty” approach in which it calculated the estimated cash flow savings to each of Sadia and BRF by not paying royalties on those trademarks, based on certain assumptions, and discounted those amounts to present value using discount rates based on APSIS’s estimates of the weighted average cost of capital of each company;

•                  for several asset and liability accounts, determined that their market value approximated their book value;

•                  applied the equity method of accounting to the net equity at market value of subsidiaries and affiliated companies of the two companies to calculate the value of those investments; and

•                  based on the foregoing, calculated the estimated market value of the companies’ net equity.

In performing its valuation, APSIS evaluated only those assets and liabilities identified to it by the companies.  In addition, APSIS did not consider any expenses that would be incurred in the realization of any assets it evaluated or that would arise as a result of the liabilities identified.

In preparing its report, APSIS relied upon the truthfulness, completeness and accuracy of the information obtained from Sadia and BRF without independent verification.  APSIS did not conduct any general legal, accounting or other due diligence investigation in connection with the preparation of the report.  APSIS did not evaluate the future profitability of BRF or Sadia. In addition, the valuation report delivered by APSIS does not constitute an audit report on the unconsolidated financial statements used in preparing the report.

Neither the independent auditors of BRF or Sadia, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information used to prepare the valuation report, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this prospective financial information.  The independent auditors’ reports incorporated by reference in this information statement relate to the historical consolidated financial information of BRF and Sadia, do not extend to the prospective financial information and should not be read to do so.

The APSIS valuation report does not address the underlying business decision by BRF and Sadia to engage in the business combination and does not constitute a recommendation to any person with respect to the transaction.

Based on these assumptions and qualifications, APSIS concluded that the market value of the net equity per share of each of the companies as of March 31, 2009 was as set forth in the table below:

	As of March 31, 2009
Company	Net Book Value Per Share		Adjustment Per Share		Market Value of Net Equity Per Share

Sadia	R$	0.071448	R$	3.167413	R$	3.238861
BRF	18.839751		6.4249795		25.264731

Based on the market value set forth in the table above, APSIS concluded that the implied merger ratio of the market value of one Sadia common or preferred share to one BRF common share would be 0.128197.

The full report, dated June 30, 2009, was furnished to the SEC by Sadia under Form 6-K on July 21, 2009 (SEC File No. 001-15184).  Sadia’s filings with the SEC, including this Form 6-K, are not incorporated by reference into this information statement.

Itau BBA Valuation Report

Itau BBA was engaged by Sadia’s board of directors to provide an appraisal with respect to the merger ratio.  Shareholders, including Sadia ADS holders, may review this report, at the headquarters of Sadia at Rua Senador Atílio Fontana, 86, Concórdia, Santa Catarina 89700-000, Brazil.

BRF has not had the opportunity to review this valuation report and makes no representation as to its contents.

Morgan Stanley Opinion

Morgan Stanley was engaged by Sadia’s board of directors to provide an opinion with respect to the merger ratio.  Shareholders, including Sadia ADS holders, may review this report, at the headquarters of Sadia at Rua Senador Atílio Fontana, 86, Concórdia, Santa Catarina 89700-000, Brazil.

BRF has not had the opportunity to review this opinion and makes no representation as to its contents.

Accounting Treatment of the Business Combination

Under current Brazilian GAAP, the body of accounting principles we use to prepare our consolidated financial statements, the business combination with Sadia will be accounted for by allocating the purchase price to tangible assets based on their fair values and the remainder allocated to goodwill.  Under U.S. GAAP, the business combination with Sadia will be accounted for using the acquisition method in accordance with SFAS No. 141R, Business Combinations Revised, and SFAS No. 160, Noncontrolling Interest and Consolidated Financial Statements.  Under the acquisition method, an acquiror recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. Also, in a business combination achieved in stages (sometimes referred to as a step acquisition) an acquiror recognizes the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values.

The unaudited pro forma condensed consolidated information included elsewhere in this information statement, including allocations of the acquisition price, is based on preliminary estimates, available information and assumptions. The actual adjustments to our consolidated financial statements upon closing of the business combination will depend on a number of factors, including additional information available, the fair value of our shares and the value of the net assets of Sadia at the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

TAXATION

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this information statement was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties under federal, state or local tax law.  You should seek advice based on your particular circumstances from an independent tax advisor.

The following summary describes the U.S. federal income tax consequences of the exchange of Sadia preferred shares, Sadia common shares, or Sadia ADSs (collectively, “Sadia shares”) for BRF common shares or BRF ADSs pursuant to the business combination, and the ownership and disposition of BRF common shares and BRF ADSs acquired in the business combination. Except where noted, this summary deals only with U.S. Holders (as defined below) that currently hold Sadia shares, and will hold the BRF common shares or BRF ADSs, as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder” means a beneficial holder of Sadia shares, BRF common shares or BRF ADSs that is for U.S. federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•                  a dealer in securities or currencies;

•                  a financial institution;

•                  a regulated investment company;

•                  a real estate investment trust;

•                  an insurance company;

•                  a tax-exempt organization;

•                  a person holding Sadia shares, BRF common shares or BRF ADSs as part of a hedging, integrated or conversion transaction or a straddle;

•                  a person deemed to sell Sadia shares, BRF common shares or BRF ADSs under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•                  a trader in securities that has elected the mark-to-market method of accounting for your securities;

•                  a person liable for alternative minimum tax;

•                  a person who owns or is deemed to own 10% or more of our voting stock;

•                  a partnership or other pass-through entity for U.S. federal income tax purposes; or

•                  a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the BRF depositary to us and assumes that the deposit agreement relating to the BRF ADSs, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds Sadia shares, BRF common shares or BRF ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Sadia shares, BRF common shares or BRF ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws.  You should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. investors. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of a BRF ADS and the Company.

Taxation of the Business Combination

The following discussion assumes that Sadia will not be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2009, and has not been a PFIC for any of its prior taxable years.  If, however, Sadia is a PFIC for 2009 or has been a PFIC for any prior taxable year in which you held your Sadia shares, the consequences of the business combination would be different than as described below.  You are urged to consult your tax advisor concerning the consequences of the business combination if Sadia is considered a PFIC for 2009 or has been a PFIC for any prior taxable year in which you held your Sadia shares.

The exchange of Sadia shares for BRF common shares or BRF ADSs pursuant to the business combination will generally be treated as a taxable exchange for U.S. federal income tax purposes.  Accordingly, you will recognize gain or loss on such exchange in an amount equal to the difference between the fair market value of the BRF common shares or BRF ADSs received in the business combination and your adjusted tax basis in the Sadia shares surrendered in the business combination.  Such gain or loss generally will be capital gain or capital loss, and generally will be long-term capital gain or long-term capital loss if your holding period for the Sadia shares exchanged is more than one year at the time of the exchange.  Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the exchange unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

Your holding period for the BRF common shares or BRF ADSs received in the business combination will commence on the first day following the date of the business combination.  Your initial tax basis in the BRF common shares or BRF ADSs (including any fractional shares you are deemed to receive and exchange for cash as described below) will be equal to the fair market value of such BRF common shares or BRF ADSs at the time of receipt.

The receipt of cash in lieu of fractional shares of BRF common shares or BRF ADSs will generally be treated as if you received such fractional shares and then received such cash in exchange for such fractional shares.  In such case, you will generally recognize short-term capital gain or loss based on the difference between the amount of cash received and your tax basis in the BRF common shares or BRF ADSs that is allocable to such fractional shares.  You should consult your own tax advisor regarding the treatment of cash received in lieu of fractional shares of BRF common shares or BRF ADSs.

Taxation of BRF Common Shares and BRF ADSs

BRF ADSs

If you hold BRF ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying BRF common shares that are represented by the BRF ADSs. Accordingly, deposits or withdrawals of BRF common shares for BRF ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the BRF ADSs or BRF common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described below under “—Brazilian Tax Considerations”) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of BRF common shares, or by the depositary, in the case of BRF ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. Subject to certain limitations, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the BRF ADSs (which are listed on the NYSE), but not the BRF common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to BRF ADSs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to BRF common shares (rather than BRF ADSs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the BRF ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of BRF common shares, or by the depositary, in the case of BRF ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, Brazilian withholding taxes on distributions (including distribution of interest on shareholders’ equity) will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the BRF ADSs or the BRF common shares will be treated as income from sources outside the United States and will generally constitute passive category income. In addition, in certain circumstances, if you have held BRF ADSs or BRF common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the BRF ADSs or BRF common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

To the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described below under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the BRF ADSs or BRF common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the BRF ADSs or BRF common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, any distributions in excess of our current and accumulated earnings and profits would generally not give rise to income from sources outside the United States and you would generally not be able to use the foreign tax credit arising from any Brazilian withholding tax imposed on such distributions unless such credit could be applied (subject to applicable limitations) against U.S. federal income tax due on other income from sources outside the United States in the appropriate category for foreign tax credit purposes. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

Distributions of BRF common shares or BRF ADSs, or rights to subscribe for BRF common shares or BRF ADSs, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we would be a PFIC for U.S. federal income tax purposes for 2008, and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition.

Because we have valued our goodwill based on the market value of our equity, a decrease in the price of BRF ADSs or BRF common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold BRF ADSs or BRF common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

If we are a PFIC for any taxable year during which you hold BRF ADSs or BRF common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of BRF ADSs or BRF common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the BRF ADSs or BRF common shares will be treated as excess distributions. Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the BRF ADSs or BRF common shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•                  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold BRF ADSs or BRF common shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of BRF ADSs because the BRF ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the BRF ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the BRF ADSs and not the BRF common shares are listed on the NYSE. The BRF common shares are listed on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the BRF common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your BRF ADSs or BRF common shares at the end of the year over your adjusted tax basis in the BRF ADSs or BRF common shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the BRF ADSs or BRF common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your BRF ADSs or BRF common shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the BRF ADSs or BRF common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the BRF ADSs or BRF common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding BRF ADSs or BRF common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or redemption of BRF common shares or BRF ADSs in an amount equal to the difference between the amount realized for the BRF common shares or BRF ADSs (including any amounts withheld to reflect Brazilian withholding taxes) and your tax basis in the BRF common shares or BRF ADSs, both determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of the BRF common shares or BRF ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

Other Brazilian Taxes

You should note that any IOF/Exchange Tax or IOF/Bonds Tax (as discussed below under “—Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of BRF common shares or BRF ADSs and the proceeds from the sale, exchange or redemption of BRF common shares or BRF ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

BRAZILIAN TAX CONSIDERATIONS

General

The following are the Brazilian tax consequences of the exchange of Sadia preferred shares, Sadia common shares or Sadia ADSs (collectively, “Sadia shares”) for BRF common shares or BRF ADSs pursuant to the business combination by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”), and the ownership and disposition of BRF common shares and BRF ADSs acquired in the business combination by a Non-Resident Holder. The following discussion is based on Brazilian tax law as applied and interpreted as of the date hereof, which are subject to change at any time.

Taxation of the Business Combination

U.S. residents that hold Sadia ADSs will, as a result of the business combination, receive BRF ADSs.  There is no clear guidance under Brazilian law regarding the Brazilian taxation involved in the business combination as it relates to the Sadia ADSs. We believe that there are good legal grounds to sustain that no taxation is applicable upon the receipt of BRF ADSs for Sadia ADSs in connection with the business combination.  This conclusion is based on the view that it is possible to sustain that the Sadia ADSs should be considered a foreign asset and that the mere exchange of Sadia ADSs for BRF ADSs will not represent any legal or economic availability for income tax purposes for U.S. residents.  There is a risk, however, that the Brazilian tax authorities may take a different position on the matter and request the payment of Brazilian income tax at the rate of 15% (or 25% if the foreign investor is located in a tax haven jurisdiction), increased by applicable interest and fines.

U.S. residents that hold preferred and common shares of Sadia registered before the Central Bank of Brazil under Law No. 4,131 of 1962 (“4,131 Investments”) will, as a result of the business combination, receive BRF common shares.  We believe that there are good legal grounds to sustain that no taxation is applicable upon the receipt of BRF common shares for Sadia preferred and common shares, as we believe it is reasonable to sustain under Brazilian tax law that the U.S. investor will not have legal or economic availability for income tax purposes.  There is a risk, however, that the Brazilian tax authorities may take a different position on the matter and request the payment of Brazilian income tax at the rate of 15% (or 25% if the foreign investor is located in a tax haven jurisdiction), increased by applicable interest and fines.

U.S. residents that hold preferred and common shares of Sadia registered before the Central Bank of Brazil under Resolution No. 2,689 of 2001 (“2,689 Investments,” and such a holder, a “2,689 Investor”) will, as a result of the business combination, receive BRF common shares.  We believe that there are strong legal grounds to sustain that no taxation is applicable upon the receipt of BRF common shares for Sadia preferred and common shares, as the gains recognized by 2,689 Investors located outside tax haven jurisdictions are not subject to the imposition of withholding income tax.  In addition, it is reasonable to sustain that the U.S. investor will not have legal or economic availability for income tax purposes, in which case no taxation would be applicable in the present case. There is a risk, however, that the tax authorities may take a different position on the matter and request the payment of Brazilian income tax at the rate of 15%, increased by applicable interest and fines.

Income Tax Applicable to the BRF Common Shares and BRF ADSs

Dividends

Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends, to a Non-Resident Holder of common shares or ADSs are currently not subject to Brazilian withholding income tax, to the extent that such amounts are related to profits generated on or after January 1, 1996.

Interest on Shareholder’s Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payer’s corporate income tax and social contribution on a net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•                  50% of net income (after the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•                  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20%, or (3) where the applicable local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Residents”).

In addition, Law No. 11,727, of June 23, 2008, or Law No. 11,727, introduced a broader concept of tax haven jurisdiction (which would incorporate any “privileged tax regime”) applicable to transactions subject to Brazilian transfer pricing rules.

Due to the recent enactment of this Law and the lack of relevant regulations issued by the Brazilian tax authorities, we are not able to ascertain if this privileged tax regime concept will also be applied to non-resident investors such as a Non-Resident Holder. We recommend that shareholders consult their own tax advisors from time to time about the changes implemented by Law No. 11,727 and by any Brazilian tax law or regulation with respect to the concept of a tax haven jurisdiction.

If the tax authorities determine that payments of interest on shareholders’ equity made to a Non-Resident Holder will benefit from a privileged tax regime, the withholding income tax rate applicable to such payments could be 25%.

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833 dated December 29, 2003, as amended, gains recognized on a disposition or sale of assets located in Brazil, such as our common shares, are subject to income tax in Brazil, regardless of whether the disposition or sale is made by the Non-Resident Holder to a Brazilian resident or to another non-resident of Brazil.

As a general rule, capital gains realized as a result of a disposition or sale of shares are the positive difference between the amount realized on the disposition of the relevant shares and their acquisition cost.

Capital gains realized by Non-Resident Holders on the disposition or sale of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•                  exempt from income tax, when realized by a Non-Resident Holder that (1) is a 2,689 Investor and (2) is not a Tax Haven Resident; and

•                  subject to withholding income tax at a rate of 15% in any other case, including gains realized by a Non-Resident Holder that is not a 2,689 Investor, or is a 2,689 Investor but also a Tax Haven Resident. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposition of common shares that are not carried out on a Brazilian stock exchange are:

•                  subject to income tax at a rate of 15% when realized by any Non-Resident Holder that is not a Tax Haven Resident, whether or not such holder is a 2,689 Investor; and

•                  subject to income tax at a rate of 25% when realized by a Tax Haven Resident, whether or not such holder is a 2,689 Investor.

In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to common shares will not be subject to Brazilian taxation. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition or sale of common shares.

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange and is therefore subject to income tax at the rate of 15%, or 25%, in the case of Tax Haven Residents.

There can be no assurance that the current favorable tax treatment of 2,689 Investors will continue in the future.

Sale of ADSs by U.S. Holders to Other Non-Residents in Brazil

As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian income tax. We have been advised that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. However, due to the lack of any administrative or judicial guidance, there is no assurance that such position would prevail.

Gains on the Exchange of ADSs for Common Shares

The exchange of ADSs for common shares should not be subject to Brazilian withholding tax. Non-Resident Holders may exchange ADSs for the underlying common shares, sell the common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration) with no tax consequences.

Upon receipt of the underlying common shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a 2,689 Investment, which would entitle them to the tax treatment discussed above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment (i.e., as a 4,131 Investment), in which case capital gains will be taxed at a rate of 15%, or 25% if the Non-Resident Holder is a Tax Haven Resident.

Gains on the Exchange of Common Shares for ADSs

The deposit of common shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the acquisition cost of the common shares is lower than:

•                  the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

•                  if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

In such case, the difference between the acquisition cost and the average price of the common shares, calculated as set forth above, will be considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven Residents.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” due on the

conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, IOF rates for almost all foreign currency exchange transactions is 0.38%. However, foreign exchange transactions carried out by a non-resident of Brazil for investments in the Brazilian financial and capital markets under the rules of the Brazilian Monetary Council are currently subject to /Exchange Tax at a zero rate, including foreign exchange transactions in connection with payment of dividends and interest on shareholders’ equity with respect to common shares and ADSs. Nevertheless, IOF/Exchange Tax will be levied at a rate of 0.38% on payments of dividends and interest on shareholders’ equity made to a Non-Resident Holder with respect to common shares in case such Non-Brazilian Holder chooses to register the common shares with the Central Bank as a foreign direct investment. In any situation, the Brazilian government may increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any such increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, but the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day. However, any increase in such rate may only apply to future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by individuals or entities not domiciled in Brazil, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by these individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

EXCHANGE RATES

Until March 4, 2005, there were two legal foreign exchange markets in Brazil: the commercial rate exchange market, or the “Commercial Market”; and the floating rate exchange market, or the “Floating Market.” The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank. The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including (1) the unification of the foreign exchange markets into a single exchange market, (2) the easing of several rules for acquisition of foreign currency by Brazilian residents and (3) the extension of the term for converting foreign currency derived from Brazilian exports. The Central Bank may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. In 2005, 2006 and 2007, however, on average the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 16.3%, respectively. In 2008, the real depreciated against the U.S. dollar by 31.9%. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market has continued to be volatile in 2009 and may continue to be volatile in the future.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period End” column are the quotes for the exchange rate as of the last business day of the period in question.

Year	Period End	Average	High	Low
	(Reais per U.S. Dollar)
2004	2.6544	2.9257	3.2051	2.6544
2005	2.3407	2.4341	2.7621	2.1633
2006	2.1380	2.1771	2.3711	2.0586
2007	1.7713	2.2002	2.1556	1.8389
2008	2.3370	1.8375	2.5004	1.5593

Month			High	Low
			(Reais per U.S. Dollar)
January 2009			2.3803	2.1889
February 2009			2.3916	2.2446
March 2009			2.4218	2.2375
April 2009			2.2899	2.1699
May 2009			2.1476	1.9730
June 2009			1.9780	1.9300
July 2009			2.0147	1.8726

Source: Central Bank / Bloomberg

On July 31, 2009, the selling rate from reais into U.S. dollars as reported by the Central Bank was R$1.8726 to U.S.$1.00.

MARKET INFORMATION

The principal trading market for our common shares is the São Paulo Stock Exchange.

Share Reclassification and Related Share Split

In March 2006, our shareholders approved (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares and (2) a three-for-one share split of our common shares. The conversion and related share split became effective on April 12, 2006. We undertook the conversion in connection with our voluntary adherence to the higher corporate governance and disclosure requirements of the São Paulo Stock Exchange’s Novo Mercado. As a result of the share reclassification and share split, our share capital consists solely of common shares, and each of our common shares was split into three common shares. In accordance with Brazilian GAAP, per share data and other information in this document have not been adjusted to give effect to the reclassification and related share split. However, the per share data in accordance with U.S. GAAP that is presented in “Item 3. Key Information — Selected Financial Data” and Note 24 to the audited consolidated financial statements in our 2008 Annual Report on Form 20-F has been adjusted to reflect the share reclassification and the share split.

On October 20, 2000, ADSs representing our preferred shares began trading on the NYSE. On May 31, 2009, there were 6,107,195 ADSs outstanding, representing 12,214,390 common shares, or 5.9% of our outstanding common shares. On May 31, 2009, we had approximately 20,000 shareholders, including 83 U.S. resident holders of our common shares (including The Bank of New York, as depositary). On May 31, 2009, there were 206,527,618 common shares issued and outstanding (excluding 430,485 common shares held in treasury).

Price History of Our Common Shares and Preferred Shares and the BRF ADSs

The tables below set forth the high and low closing sales prices for our common shares and preferred shares on the São Paulo Stock Exchange and the high and low closing sales prices for the BRF ADSs on the NYSE for the periods indicated. The sales prices for our common shares and preferred shares, and the BRF ADSs, have been adjusted to give effect to the three-for-one share split that became effective on April 12, 2006.

	São Paulo Stock Exchange
	Reais per common share				Reais per preferred share(1)				New York Stock Exchange U.S. dollars per BRF ADS
Year	High		Low		High		Low		High		Low
2004	R$	5.33	R$	7.00	R$	19.40	R$	7.87	R$	14.73	R$	5.12
2005	2.30		5.33		26.83		14.22		24.00		11.39
2006	2.33		8.38		32.33		20.10		28.60		15.20
2007	8.96		4.51		—		—		56.96		22.88
2008	3.30		7.20		—		—		65.70		23.37

	São Paulo Stock Exchange
	Reais per common share		Reais per preferred share(1)		New York Stock Exchange U.S. dollars per BRF ADS
Quarter	High	Low	High	Low	High	Low
2007
First Quarter	30.20	24.51	—	—	28.02	22.88
Second Quarter	38.15	26.68	—	—	40.75	26.06
Third Quarter	41.25	30.50	—	—	44.91	30.25
Fourth Quarter	48.96	37.59	—	—	56.96	41.51
2008
First Quarter	45.38	35.06	—	—	52.03	40.62
Second Quarter	53.30	39.60	—	—	65.70	46.90
Third Quarter	45.80	33.80	—	—	57.86	34.44
Fourth Quarter	38.20	27.20	—	—	39.97	23.37

	São Paulo Stock Exchange
	Reais per common share		Reais per preferred share(1)		New York Stock Exchange U.S. dollars per BRF ADS
Quarter	High	Low	High	Low	High	Low
2009
First Quarter	33.50	26.15	—	—	29.45	21.76
Second Quarter	41.05	25.60	—	—	39.98	28.71

Source: Bloomberg

(1)   Preferred shares were converted into common shares on April 12, 2006.

	São Paulo Stock Exchange
	Reais per common share		New York Stock Exchange U.S. dollars per BRF ADS
Month	High	Low	High	Low
January 2009	33.50	30.50	28.76	25.77
February 2009	31.35	28.90	27.62	23.01
March 2009	32.70	26.15	29.45	21.76
April 2009	32.80	28.71	30.29	25.60
May 2009	39.35	32.00	39.30	34.70
June 2009	41.05	36.26	39.98	36.57
July 2009	43.40	37.89	44.74	41.56

Source: Bloomberg

On July 31, 2009, the closing sales price of:

•                  our common shares on the São Paulo Stock Exchange was R$41.40 per share; and

•                  the ADSs on the NYSE was U.S.$44.12 per ADS.

Trading on the São Paulo Stock Exchange

The São Paulo Stock Exchange is a public company which resulted from the merger, in 2008, of the Brazilian commodities and future exchange (Bolsa de Mercadorias e Futuros), or “BM&F,” the São Paulo stock exchange (Bolsa de Valores de São Paulo), or “BOVESPA,” and a Brazilian clearinghouse (Companhia Brasileira de Liquidação e Custódia), or “CBLC.”  Before the merger, BM&F and BOVESPA, which were non-profit entities owned by their member brokerage firms until 2007, conducted their initial public offerings and became public companies. The integration process among such companies was fully completed in November 2008. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange currently has open outcry trading sessions, from 10:00 a.m. to 5:00 p.m. or from 11:00 a.m. to 6:00 p.m. during Brazilian summer time. There is also trading in the so-called After-Market, only through the automated quotation system of the São Paulo Stock Exchange, from 5:45 p.m. to 7:00 p.m. or from 6:45 p.m. to 7:45 p.m. during Brazilian summer time. Only shares that were traded during the regular trading session of the day may be traded in the After-Market of the same day. Trades are made by entering orders in the Mega Bolsa electronic trading system, created and operated by BOVESPA.

Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date without any adjustment for inflation. Delivery of and payment for shares is made through the São Paulo Stock Exchange’s securities clearing system. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

In order to maintain better control over the fluctuation of the São Paulo Stock Exchange index, in 2003 the São Paulo Stock Exchange adopted a “circuit breaker” system in which the trading session is suspended for a period of 30 minutes or one hour in the event the São Paulo Stock Exchange index were to fall below the limit of 10.0% or 15.0%, respectively, in relation to the closing rate of the index of the previous trading session.

From September to October of 2008, due to high volatility in the São Paulo Stock Exchange, the “circuit breaker” system was activated six times, in some cases right after the opening of the session and in others, after the dissemination of news that contradicted market expectations that resulted in investor panic. On October 6, 2008, the opening of the São Paulo Stock Exchange was stopped twice, forcing the exchange to disclose special rules for halting trades if the São Paulo Stock Exchange index fell 20%. Ultimately, the market did not fall to such extent.

The São Paulo Stock Exchange is significantly less liquid than the NYSE and many other of the world’s major stock exchanges. While all of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases fewer than half of the listed shares are actually available for trading by the public. The remaining shares are often held by a single or small group of controlling persons or by governmental entities.

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 2,689 of January 26, 2000 of the CMN. Resolution No. 2,689 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. For more information, see “Description of Share Capital—Regulation of Foreign Investment.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the CMN and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Brazilian Law No. 6,385/76, as amended, and by the Brazilian Corporation Law and other CVM rulings and regulations.

Under the Brazilian Corporation Law, a company may be either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to periodic reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a listed company, like those of our company, also may be traded privately subject to certain limitations.

The Brazilian over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM must receive notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading of a company’s securities on the São Paulo Stock Exchange may be suspended in anticipation of a material announcement. A company must also suspend trading of its securities on international stock exchanges on which its securities are traded. Trading may also be suspended by the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to an inquiry by the CVM or the relevant stock exchange.

Brazilian Law No. 6,385/76, as amended, the Brazilian Corporation Law and regulations issued by the CVM provide for, among other things, disclosure obligations, restrictions on insider trading and price manipulation and protections for minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as securities markets in the United States and some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our common shares and the ADSs at a disadvantage. Corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

São Paulo Stock Exchange Corporate Governance Standards

The São Paulo Stock Exchange has listing segments:

•                  Corporate Governance Level 1;

•                  Corporate Governance Level 2; and

•                  The Novo Mercado (New Market) of the São Paulo Stock Exchange.

These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporation Law. The inclusion of a company in any of the new segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

In April 2006, we entered into a listing agreement with the São Paulo Stock Exchange, under which we agreed to comply with stricter corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify as a company admitted to the Novo Mercado.

When we became a company within the Novo Mercado, we agreed, among other things, to:

•                  maintain a share capital structure composed exclusively of common shares;

•                  ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders;

•                  adopt offering procedures that favor widespread ownership of shares whenever making a public offering;

•                  comply with minimum quarterly disclosure standards;

•                  follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers;

•                  make a schedule of corporate events available to our shareholders;

•                  offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake);

•                  in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal;

•                  present an annual balance sheet prepared in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards;

•                  establish a two-year term for all members of the board of directors;

•                  require that at least 20% of our board of directors consist of independent directors; and

•                  submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving our company, members of our board of directors, board of executive officers, fiscal council or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our by-laws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our board of directors, our board of executive officers and our fiscal council signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited pro forma condensed consolidated financial information as of and for the year ended December 31, 2008 — U.S. GAAP

The following unaudited pro forma condensed consolidated balance sheet data as of December 31, 2008 give effect to the business combination between BRF – Brasil Foods S.A. (the “Company”) and Sadia S.A. (“Sadia”) as if such transaction had occurred on December 31, 2008. The unaudited condensed consolidated pro forma statement of operations data for the year ended December 31, 2008 give effect to the business combination as if such transaction had occurred on January 1, 2008.

The unaudited condensed consolidated pro forma financial information has been derived from and reflects pro forma adjustments to our and Sadia’s historical condensed consolidated balance sheets at December 31, 2008 and our and Sadia’s historical condensed consolidated statements of operations for the year ended December 31, 2008 in accordance with U.S. GAAP, which are incorporated by reference in this document.

Unaudited condensed consolidated pro forma financial information as of and for the three months ended March 31, 2009 — Brazilian GAAP

The following unaudited pro forma condensed consolidated balance sheet data as of March 31, 2009 give effect to the business combination between us and Sadia as if such transaction had occurred on March 31, 2009. The unaudited condensed consolidated pro forma statement of operations data for the three months ended March 31, 2009 give effect to the business combination as if such transaction had occurred on January 1, 2008.

The unaudited pro forma consolidated financial information has been derived from and reflects the pro forma adjustments to our and Sadia’s historical consolidated balance sheets at March 31, 2009 and our and Sadia’s historical consolidated statements of operations for the three months ended March 31, 2009 in accordance with Brazilian GAAP, which are incorporated by reference in this document.

The unaudited condensed consolidated pro forma financial information as of and for the year ended December 31, 2008 and the unaudited condensed consolidated pro forma financial information as of and for the three months ended March 31, 2009 are presented for information purposes only and do not purport to represent our financial condition or results of operations had the business combination occurred as of the respective dates indicated above. In addition, the unaudited condensed consolidated pro forma financial information does not purport to project our future financial condition or results of operations as of any future date or for any future period.

The unaudited condensed consolidated pro forma financial information should be read in conjunction with our and Sadia’s historical consolidated financial statements included or incorporated by reference in this document, including the notes thereto, and our management’s discussion and analysis in “Item 5. Operating and Financial Revenue and Prospectus” of our 2008 Annual Report on Form 20-F, Sadia’s management’s discussion and analysis contained in Exhibit 99.8 to our second Current Report on Form 6-K filed with the SEC on July 10, 2009, and our and Sadia’s management discussions and analysis relating to the three months ended March 31, 2009 of our company and Sadia contained in Exhibits 99.5 and 99.6 to our second Current Report on Form 6-K filed with the SEC on July 10, 2009.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

In Accordance With U.S. GAAP

for the Year Ended December 31, 2008

(in millions of Brazilian reais)

					Pro Forma Adjustments
	Perdigão	Sadia		Combined(1)	Business Combination(2)	Finance Companies(3)	Global Offering(4)	Consolidated Pro Forma
Net sales	11,357.2	10,728.6		22,085.8	—	—	—	22,085.8
Cost of sales	(8,840.2)	(8,060.4)		(16,900.6)	(140.1)	—	—	(17,040.7)
Gross profit	2,517.0	2,668.2		5,185.2	(140.1)	—	—	5,045.1
Operating expenses:
Selling, general and administrative	(2,136.5)	(1,886.1)		(4,022.6)	(41.2)	—	—	(4,063.8)
Other operating expenses, net	(76.0)	4.2		(71.8)		—	—	(71.8)
	(2,212.5)	(1,881.9)		(4,094.4)	(41.2)	—	—	(4,135.6)
Operating income before financial expenses and equity pick-up	304.5	786.3		1,090.8	(181.3)	—	—	909.5
Financial expenses, net	(733.0)	(4,007.8	)(A)	(4,740.8)	(15.5)	(25.2)	121.0	(4,660.5)
Equity pick-up	5.5	(2.9)		2.6	—	—	—	2.6
(Loss) before income taxes and noncontrolling interest(A)	(423.0)	(3,224.4)		(3,647.4)	(196.8)	(25.2)	121.0	(3,748.4)
Income and social contribution taxes	333.7	701.8		1,035.5	66.9	10.2	(41.1)	1,071.5
Net income (loss) attributable to noncontrolling interest	(0.4)	10.3		9.9	—	—	—	9.9
Net (loss) attributable to the Company	(89.7)	(2,512.3)		(2,602.0)	(129.9)	(15.0)	79.9	(2,667.1)
Basic and diluted loss per share	(0.44)							(6.40)
Basic and diluted loss per ADS	(0.88)							(12.80)
Average outstanding shares (thousands)(B)	204,778							416,807
Average outstanding ADSs (thousands)(B)	102,389							208,403

(A)           Although Sadia has historically operated with derivatives, in 2008 it experienced a loss with such instruments of R$2,551.2, as compared to a gain of R$24.4 in 2007 and R$38.6 in 2006.

(B)             Reconciliation of outstanding historical to pro forma number of shares and ADSs:

	Shares	ADSs
Average outstanding shares	204,778	102,389
Expected increase due to Sadia’s incorporation	97,029	48,514
Increase due to global offering	115,000	57,500
Pro forma	416,807	208,403

See notes to unaudited pro forma consolidated statement of operations (note 3 to the unaudited pro forma condensed financial information).

Unaudited Pro Forma Condensed Consolidated Balance Sheet

In Accordance With U.S. GAAP

as of December 31, 2008

(in millions of Brazilian reais)

				Pro Forma Adjustments
	Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Stock Options(4)	Global Offering(5)	Consolidated Pro Forma(1)
ASSETS
Current assets
Cash, cash equivalents and marketable securities	1,970.3	1,742.8	3,713.1	—	(226.4)	—	1,014.4	4,501.1
Trade accounts receivable, net	1,385.7	2,852.1	4,237.8	—	—	—	—	4,237.8
Inventories	1,688.3	1,810.2	3,498.5	48.6	—	—	—	3,547.1
Derivative financial instruments	—	813.3	813.3	—	(1.2)	—	—	812.1
Other current assets	939.5	688.5	1,628.0	—	192.2	—	—	1,820.2
	5,983.8	7,906.9	13,890.7	48.6	(35.4)	—	1,014.4	14,918.3
Non-current assets
Marketable securities	0.2	270.3	270.5	—	—	—	—	270.5
Other non-current assets	305.8	1,781.2	2,087.0	—	(0.4)	—	—	2,086.6
Intangible	1,306.7	33.0	1,339.7	1,582.0	—	—	—	2,921.7
Property, plant and equipment	3,176.3	4,186.2	7,362.5	1,405.2	(4.0)	—	—	8,763.7
Investments	6.5	12.9	19.4	—	—	—	—	19.4
Goodwill	575.1	91.3	666.4	(91.3)	—	—	—	575.1
	5,370.6	6,374.9	11,745.5	2,895.9	(4.4)	—	—	14,637.0
Total assets	11,354.4	14,281.8	25,636.2	2,944.5	(39.8)	—	1,014.4	29,555.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (including current portion of long-term debt)	1,575.9	4,459.6	6,035.5	(15.5)	—	—	(2,881.3)	3,138.7
Derivative financial instruments	67.5	2,777.1	2,844.6	—	—	—	—	2,844.6
Trade accounts payable	1,088.2	918.7	2,006.9	—	—	—	—	2,006.9
Other current liabilities	349.6	665.1	1,014.7	—	(59.0)	—	—	955.7
	3,081.2	8,820.5	11,901.7	(15.5)	(59.0)	—	(2,881.3)	8,945.9
Non-current liabilities
Long-term debt	3,715.5	4,384.7	8,100.2	(291.9)	—	—	(640.5)	7,167.8
Other non-current liabilities	583.6	276.0	859.6	137.0	(0.4)	(8.0)	—	988.2
	4,299.1	4,660.7	8,959.8	(154.9)	(0.4)	(8.0)	(640.5)	8,156.0
Company’s shareholders’ equity	3,973.4	746.6	4,720.0	3,114.9	19.6	8.0	4,536.2	12,398.7
Noncontrolling interest	0.7	54.0	54.7	—	—	—	—	54.7
Total liabilities and shareholders’ equity	11,354.4	14,281.8	25,636.2	2,944.5	(39.8)	—	1,014.4	29,555.3

See notes to unaudited pro forma consolidated balance sheet (note 2 to the unaudited pro forma condensed financial information).

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

As of and for Year Ended December 31, 2008

(in millions of Brazilian reais)

Note 1.  Description of the transaction and basis for preparation of pro forma condensed consolidated financial information in accordance with U.S. GAAP

The pro forma condensed consolidated statement of operations for the year ended December 31, 2008 reflects our pro forma consolidated results of operations as if the business combination had occurred, and, therefore, as if Sadia had been under our control, as from January 1, 2008. The pro forma condensed consolidated statement of operations was based on historical consolidated statements of operations for the year ended December 31, 2008 prepared in accordance with U.S. GAAP, as approved by the Boards of Directors of, and audited by the independent registered public accounting firms for, our company and Sadia.

The pro forma condensed consolidated balance sheet as of December 31, 2008 reflects our pro forma financial position as if the business combination had occurred, and, therefore, as if Sadia had been under our control, as of December 31, 2008. The pro forma condensed consolidated balance sheet, was based on the historical condensed consolidated balance sheets as of December 31, 2008 prepared in accordance with U.S. GAAP, as approved by the Boards of Directors of, and audited by the independent registered public accounting firms for, the us and Sadia.

The business combination with Sadia will be accounted for using the acquisition method. The pro forma condensed consolidated information presented, including allocations of acquisition price, is based on preliminary estimates, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon closing of the business combination will depend on a number of factors, including additional information available, the fair value of our shares and the value of the net assets of Sadia at the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Note 2.  Pro forma adjustments to condensed consolidated balance sheet as of December 31, 2008

(1)                                  Combined

The unaudited condensed combined balance sheet as of December 31, 2008 was prepared by adding Sadia’s condensed consolidated balance sheet to our condensed consolidated balance sheet. There were no transactions or balances between our company and Sadia that needed to be eliminated.

(2)                                  Business combination

Reflects the preliminary acquisition fair value allocation determined in the business combination with Sadia (100%) as if such transaction had occurred as of December 31, 2008, using the estimated acquisition price described in item (e) below. The pro forma business combination adjustments are being recorded in accordance with SFAS No. 141R, Business Combinations Revised, and SFAS No. 160, Noncontrolling Interest and Consolidated Financial Statements, as follows:

a.                                       Fair value adjustments to finished goods inventories, based on the sales price less a reasonable distribution profit and raw materials inventories based upon the replacement cost;

b.                                      Intangibles at fair value, based on preliminary estimates prepared by independent appraisers, including:

•                  Trademarks with indefinite useful lives in the amount of R$708.0 million;

•                  Supplier relationships with 10-year useful lives in the amount of R$410.0 million;

•                  Customer relationships and distribution networks with 10-year useful lives in the amount of R$410.0 million;

•                  Other intangible assets with 10-year useful lives in the amount of R$54.0 million; and

•                  Deferred income tax liability arising from differences between the book value and the acquired tax basis of related intangible assets.

c.                                       Property, plant and equipment fair value adjustments, based on preliminary estimates prepared by independent appraisers using the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible and financially feasible at the measurement date, which in this case was the value in use;

d.                                      Short- and long-term debt fair value adjustments have been calculated using the effective interest rate method considering the terms of the debt contracts;

e.                                       The estimated acquisition price for the business combination that will be reflected as an increase in our paid-in-capital was determined based on our share price as of July 7, 2009, which was R$40 per share; and

The preliminary exchange ratio based upon information available on July 7, 2009 is presented in the table below:

	Controlling shareholders of Sadia	Noncontrolling shareholders of Sadia
Exchange ratio	0.166247	0.132998
Shares of BRF to be issued	37,637,557	59,390,936		97,028,520
Perdigão’s per share price on July 7, 2009			R$	40
Acquisition price in millions			R$	3,881.1
Net assets at book value				766.2
Capital increase			R$	3,114.9

f.                                         The unaudited pro forma condensed consolidated balance sheet assumes that any necessary waivers or amendments of change of control or similar provisions in Sadia’s debt instruments that would be triggered by the business combination will be obtained prior to the consummation of the business combination.

(3)                                  Finance companies

Adjustments to eliminate the operations of Sadia’s former subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC and the reclassification of those investments to other current assets available for sale, since those subsidiaries’ operations are not part of the business combination.

(4)                                  Stock options

Sadia’s stock option plan was reversed based on the assumption that it will be cancelled.

(6)                                  Global offering

Reflects the capital increase related to the global offering of R$4,600 net of offering expenses of R$63.8 and reflecting the expected use of proceeds.

Note 3.  Pro forma adjustments to condensed consolidated statement of operations for the year ended December 31, 2008

(1)                                  Combined

The condensed combined consolidated statement of operations for the year ended December 31, 2008 was prepared by adding Sadia’s condensed consolidated statement of operations to our condensed statement of operations. There were no transactions or balances between our and Sadia that needed to be eliminated.

The pro forma condensed consolidated statement of operations was prepared as if the business combination had occurred on January 1, 2008.

(2)                                  Business combination

The following pro forma adjustments were recorded to the condensed consolidated statement of operations to reflect the impact of the business combination:

a.                                       Depreciation of the fair value adjustments to property, plant and equipment of R$93.9 million recorded in cost of sales for the year ended December 31, 2008, calculated using an estimated average remaining useful life of 21 years, based on preliminary estimates prepared by independent appraisers;

b.                                      Amortization of the fair value adjustments of short-term debt of R$15.5 million recorded in financial expenses for the year ended December 31, 2008, calculated considering the terms of the debt contracts;

c.                                       Amortization of intangible assets with defined useful lives such as supplier relationships, customer relationships, distribution networks and other intangibles of R$46.2 million recorded in cost of sales and R$41.2 million recorded in selling expenses for the year ended December 31, 2008; and

d.                                      Deferred tax credits of R$66.9 million for the year ended December 31, 2008, calculated by using the tax rate of 34% (25% for income tax and 9% for social contribution tax), based on the realization of items (a) through (c) above. These deferred tax credits have been recorded in the pro forma financial information based upon the assumption that we will comply with all legal requirements for the related tax deductions and will generate sufficient taxable income in the future.

(3)                                  Finance companies

Adjustments to eliminate the operations of Sadia’s former subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC, as those subsidiaries’ operations are not part of the business combination.

(4)                                  Global offering

Since we intend to use the net proceeds of the offering to pay a portion of Sadia’s debt, in the pro forma condensed consolidated statements of operations, interest expense associated with the debt that will be paid has been excluded, net of taxes.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

In Accordance With Brazilian GAAP

For Three Months Ended March 31, 2009

(in millions of Brazilian reais)

				Pro Forma Adjustments
	Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Global Offering(4)	Consolidated Pro Forma
Gross sales	3,035.5	2,862.5	5,898.0	—	—	—	5,898.0
Deduction from gross sales	(432.4)	(404.4)	(836.8)	—	—	—	(836.8)
Net sales	2,603.1	2,458.1	5,061.2	—	—	—	5,061.2
Cost of sales	(2,068.0)	(2,071.9)	(4,139.9)	(43.2)	—	—	(4,183.1)
Gross profit	535.1	386.2	921.3	(43.2)	—	—	878.1
Operating expenses:	(530.9)	(451.7)	(982.6)	—	—	—	(982.6)
Selling	(488.5)	(413.8)	(902.3)	—	—	—	(902.3)
General and administrative	(37.2)	(33.4)	(70.6)	—	—	—	(70.6)
Management compensation	(5.2)	(4.5)	(9.7)	—	—	—	(9.7)
Operating results before financial expenses and others	4.2	(65.5)	(61.3)	(43.2)	—	—	(104.5)
Financial expenses, net	(100.3)	(260.0)	(360.3)	(15.0)	(2.4)	73.7	(304.0)
Other operating revenue (expenses)	(21.4)	7.1	(14.3)	—	—	—	(14.3)
(Loss) before taxes and profit sharing	(117.5)	(318.4)	(435.9)	(58.2)	(2.4)	73.7	(422.8)
Income and social contribution taxes	(108.3)	74.7	(33.6)	19.8	1.2	(25.1)	(37.7)
Management profit sharing	—	(0.4)	(0.4)	—	0.3	—	(0.1)
Minority interest	(0.2)	4.9	4.7	—	—	—	4.7
Net (loss)	(226.0)	(239.2)	(465.2)	(38.4)	(0.9)	48.6	(455.9)
Loss per share	(1.09)						(1.09)
Shares outstanding at March 31, 2009(A)	206,528						418,557

(A)   Reconciliation of historical to pro forma shares outstanding:

Outstanding Shares
March 31, 2009 historical	206,528
Expected increase in shares due to Sadia’s incorporation	97,029
Increase in shares due to global offering	115,000
March 31, 2009 pro forma	418,557

See notes to unaudited pro forma consolidated statement of operations (note 3 to the unaudited pro forma consolidated financial information).

Unaudited Pro Forma Condensed Consolidated Balance Sheet
In Accordance With Brazilian GAAP
As of March 31, 2009
(in millions of Brazilian reais)

				Pro Forma Adjustments
	Perdigão	Sadia	Combined(1)	Business Combination(2)	Finance Companies(3)	Elimination(4)	Global Offering(5)	Consolidated Pro Forma(1)
ASSETS
Current assets
Cash, cash equivalents and marketable securities	1,803.2	2,206.3	4,009.5	—	(200.1)	—	1,014.4	4,823.8
Trade accounts receivable, net	1,315.3	559.0	1,874.3	—	—	—	—	1,874.3
Inventories	1,604.0	1,721.0	3,325.0	46.2	—	—	—	3,371.2
Other current assets	936.5	831.8	1,768.3	—	199.5	—	—	1,967.8
	5,659.0	5,318.1	10,977.1	46.2	(0.6)	—	1,014.4	12,037.1
Non-current assets
Marketable securities	—	159.9	159.9	—			—	159.9
Other non-current assets	625.2	1,410.7	2,035.9	—	(0.6)	—	—	2,035.3
Investments	1.0	15.2	16.2	177.0	(2.1)	(177.0)	—	14.1
Property, plant and equipment	2,899.3	4,218.2	7,117.5	2,584.7	(3.5)	—	—	9,698.7
Goodwill	1,544.7	135.2	1,679.9	85.7	(0.7)	—	—	1,764.9
Intangibles	163.6	120.5	284.1	—	(19.4)	—	—	264.7
	5,233.8	6,059.7	11,293.5	2,847.4	(26.3)	(177.0)	—	13,937.6
Total assets	10,892.8	11,377.8	22,270.6	2,893.6	(26.9)	(177.0)	1,014.4	25,974.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (including current portion of long-term debt)	1,803.8	4,272.2	6,076.0	(9.4)	—	—	(2,881.3)	3,185.3
Trade accounts payable	1,018.3	876.5	1,894.8	—	—	—	—	1,894.8
Other current liabilities	299.9	1,861.2	2,161.1	—	(26.4)	—	—	2,134.7
	3,122.0	7,009.9	10,131.9	(9.4)	(26.4)	—	(2,881.3)	7,214.8
Non-current liabilities
Long-term debt	3,601.8	3,734.9	7,336.7	(367.0)	—	—	(640.5)	6,329.2
Other non-current liabilities	289.1	405.4	694.5	—	(0.5)	—	—	694.0
	3,890.9	4,140.3	8,031.2	(367.0)	(0.5)	—	(640.5)	7,023.2
Minority interest	0.8	50.6	51.4	—	—	—	—	51.4
Shareholders’ equity
Paid-in-capital	3,445.0	2,000.0	5,445.0	3,270.0	—	(2,000.0)	4,536.2	11,251.2
Reserves	719.7	—	719.7	—	—	—	—	719.7
Accumulated losses	(241.1)	(1,764.5)	(2,005.6)	—	—	1,764.5	—	(241.1)
Equity valuation adjustment	(43.7)	38.6	(5.1)	—	—	(38.6)	—	(43.7)
Shares in treasury	(0.8)	(97.1)	(97.9)	—	—	97.1	—	(0.8)
	3,879.1	177.0	4,056.1	3,270.0	—	(177.0)	4,536.2	11,685.3
Total liabilities and shareholders’ equity	10,892.8	11,377.8	22,270.6	2,893.6	(26.9)	(177.0)	1,014.4	25,974.7

See notes to unaudited pro forma consolidated balance sheet (note 2 to the unaudited pro forma consolidated financial information).

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

As of and for the Three Months Ended March 31, 2009

(in millions of Brazilian reais)

Note 1.  Description of the transaction and basis for preparation of pro forma condensed consolidated financial information in accordance with Brazilian GAAP

The pro forma condensed consolidated statement of operations for the three months ended March 31, 2009 reflects our pro forma consolidated results of operations as if such transaction had occurred and, therefore, as if Sadia had been under our control, as from January 1, 2008. The pro forma consolidated statement of operations was prepared based on historical consolidated statements of operations for the three months ended March 31, 2009 in accordance with Brazilian GAAP, as approved by both our and Sadia’s Boards of Directors.

The pro forma condensed consolidated balance sheet as of March 31, 2009 reflects our consolidated pro forma financial position as if such transaction had occurred, and, therefore, as if Sadia had been under our control, as of March 31, 2009. The pro forma consolidated balance sheet was prepared based on the historical consolidated balance sheets in accordance with Brazilian GAAP, as approved by both our and Sadia’s Boards of Directors.

The business combination with Sadia will be accounted for using the acquisition method. The pro forma condensed consolidated information presented, including allocations of acquisition price, is based on preliminary estimates, available information and assumptions and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon closing of the business combination will depend on a number of factors, including additional information available, the fair value of our shares and the value of the net assets of Sadia at the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Note 2.  Pro forma adjustments to the condensed consolidated balance sheet as of March 31, 2009

(1)                                  Combined

The unaudited combined consolidated balance sheet as of March 31, 2009 was prepared by adding Sadia’s consolidated balance sheet to our consolidated balance sheet. There were no transactions or balances between our company and Sadia that needed to be eliminated.

(2)                                  Business combination

Reflects the preliminary acquisition fair value allocation determined in the business combination with Sadia (100%), as if such transaction had occurred as of March 31, 2009, using the estimated acquisition price described in item (d) below.

Under Brazilian GAAP, the purchase price was allocated as follows:

a.                                       Fair value adjustments to finished goods inventories, based on the sales price less a reasonable distribution profit and raw materials inventories based upon the replacement cost;

b.                                      Property, plant and equipment fair value adjustments, based on preliminary estimates prepared by independent appraisers using the replacement cost method; and

c.                                       Short and long-term debt fair value adjustments have been calculated using the effective interest rate method considering the terms of the debt contracts.

After the allocations described above, the remaining part of the purchase price was allocated to goodwill. Starting January 1, 2009, goodwill will no longer be amortized under Brazilian GAAP but rather tested for impairment annually;

d.                                      Under Brazilian GAAP, the estimated acquisition price for the business combination that was recorded as an increase in our pro forma paid-in-capital was determined based on the average quotes of our and Sadia’s shares for the last five days before the merger agreement date (May 19, 2009) as established therein, applied to the outstanding shares of each company, and the share exchange ratio of 68% to Perdigão’s shareholders and 32% to Sadia’s shareholders; and

e.                                       The unaudited pro forma condensed consolidated balance sheet assumes that any necessary waivers or amendments of change of control or similar provisions in Sadia’s debt instruments that would be triggered by the business combination will be obtained prior to the consummation of the business combination.

(3)                                  Finance companies

Adjustments to eliminate the operations from the Sadia’s former subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC and the reclassification of those investments to other current assets as available for sale, as those subsidiaries’ operations are not part of the business combination.

(4)                                  Eliminations

Reflects the pro forma elimination of the investment in Sadia against paid-in-capital, reserves, accumulated losses, equity valuation adjustment and shares in treasury.

(5)                                  Global offering

Reflects the capital increase related to the global offering of R$4,600 net of offering expenses of R$63.8 and reflecting the expected use of proceeds.

Note 3.  Pro forma adjustments to the condensed consolidated statement of operations for the three-month period ended March 31, 2009

(1)                                  Combined

The combined consolidated statement of operations for the three-month period ended March 31, 2009 was prepared by adding Sadia’s consolidated statement of operations to our consolidated statement of operations. There were no transactions or balances between our company and Sadia that needed to be eliminated.

The pro forma consolidated statement of operations was prepared as if the business combination had occurred on January 1, 2008.

(2)                                  Business combination

The following pro forma adjustments were recorded to the consolidated statement of operations to reflect the impact of the business combination:

a.                                       Depreciation of the fair value adjustments to property, plant and equipment of R$43.2 million recorded in cost of sales for the three-month period ended March 31, 2009, using an estimated average remaining useful life of 21 years, based on preliminary estimates prepared by independent appraisers.

b.                                      Amortization of short-term debt fair value adjustments of R$15.0 million recorded in financial expenses for the three-month period ended March 31, 2009, over the term of the debt contracts; and

c.                                       Reflects deferred tax credits of R$19.8 million for the three-month period ended March 31, 2009, calculated by using the tax rate of 34% (25% for income tax and 9% for social contribution tax), based on the realization of items (a) and (b) above. The deferred tax credits have been recorded in the pro forma financial information based upon the assumption that we will comply with all legal requirements for the related tax deductions and will generate sufficient taxable income in the future.

No amortization of goodwill has been recorded in the pro forma condensed consolidated statement of operations, as under Brazilian GAAP, since January 1, 2009 goodwill will no longer be amortized but rather tested for impairment annually.

(3)                                  Finance companies

Adjustments to eliminate the operations of Sadia’s former subsidiaries Concórdia Holding Financeira, Concórdia Banco and Concórdia CCVMCC, as those subsidiaries’ operations are not part of the business combination.

(4)                                  Global offering

Since we intend to use the net proceeds of the offering to pay a portion of Sadia’s debt, in the pro forma condensed consolidated statements of operations, interest expense associated with the debt that will be paid has been excluded, net of taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See “Item 5. Operating and Financial Review and Prospects” of our 2008 Annual Report on Form 20-F, which is hereby incorporated by reference.

Outlook for Second Quarter of 2009 and Full Year 2009

We expect that our results of operations for the second quarter of 2009 and full year 2009 will show gradual improvement compared to our results of operations for the first quarter of 2009, primarily due to improved demand in our primary export markets. We believe that demand in our principal export markets, particularly in the Middle East and the Far East, together with improvements in economic indicators in the domestic market, should contribute to gradual improvements in our margins in 2009, depending on trends in our markets and in the U.S. dollar-real exchange rate.

Other factors that should influence our results of operations in the full year 2009 include our ability to obtain synergies from the integration of past acquisitions and restructuring, and the implementation of our “Project New World” (Projeto do Novo Modelo Comercial—Terra Nova) business model, including a strategic focus on our clients and measures to leverage our product portfolio, brands and distribution network.

Although 2009 has been a challenging year because of the global economic crisis, we will continue to pursue our strategy of long-term growth, managing business risks and focusing on producing returns for our shareholders.

The above outlook for our financial performance for the second quarter of 2009 and full year 2009 is subject to change, and actual results may differ significantly from our current expectations. The above outlook also does not take into account the effect that Sadia’s financial condition and results of operations is expected to have on our consolidated financial performance in 2009.  We plan to include Sadia’s financial condition and results of operations in our consolidated financial statements beginning with the third quarter of 2009. As a result, Sadia’s results of operations are expected to affect our consolidated results of operations as from July 2009.

See “Unaudited Pro Forma Condensed Consolidated Financial Information” for unaudited pro forma condensed consolidated financial information at and for the three months ended March 31, 2009 and at and for the year ended December 31, 2008 that illustrates, among other things, the effects of our proposed business combination with Sadia. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent our financial condition or results of operations had our proposed business combination with Sadia occurred as of the dates indicated therein. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project our future financial position or results of operations as of any future date or for any future period.

BUSINESS

See “Item 4. Information on the Company” of our 2008 Annual Report on Form 20-F, which is hereby incorporated by reference.

MANAGEMENT

Directors and Senior Management

Board of Directors

Our overall strategic direction is provided by our board of directors, which is currently comprised of eleven members. Our by-laws provide for a board of directors of nine to eleven members and a comparable number of alternate directors. During periods of absence or temporary unavailability of a director, the corresponding alternate director substitutes for that absent or unavailable director. At least 20% of the members of our board of directors are required to be independent directors. Our directors and alternate directors are elected at ordinary general meetings for a two-year term.

On July 8, 2009, in connection with the proposed business combination, our shareholders voted to amend our by-laws to provide for a board of directors of nine to eleven members, as described in the preceding paragraph, and to elect three new directors:  Luiz Fernando Furlan, who was the chairman of the board of directors of Sadia and has become our co-chairman; Walter Fontana Filho, the former chief executive officer of Sadia; and Vicente Falconi Campos, a board member of Sadia, and their respective alternate directors.

The following table sets forth information with respect to our directors and alternate directors.

Name	Position Held	Director/Alternate Since	Age
Nildemar Secches	Co-Chairman	April 12, 2007	60
Wang Wei Chang	Alternate	April 12, 2007	62
Luiz Fernando Furlan	Co-Chairman	July 8, 2009	63
Diva Helena Furlan	Alternate	July 8, 2009	60
Francisco Ferreira Alexandre	Vice Chairman	April 22, 2003	46
João José Caiafa Torres	Alternate	April 30, 2009	70
Carlos Alberto Cardoso Moreira	Board Member	April 30,2009	49
Wilson Carlos Duarte Delfino	Alternate	April 30,2009	63
Décio da Silva(1)	Board Member	April 12, 2007	52
Gerd Edgar Baumer	Alternate	April 12, 2007	74
João Vinicius Prianti(1)	Board Member	April 30,2009	61
Adib Fadel	Alternate	April 30,2009	64
Luis Carlos Fernandes Afonso	Board Member	April 22, 2003	48
Susana Hanna Stiphan Jabra	Alternate	April 12, 2007	51
Manoel Cordeiro Silva Filho (1)	Board Member	April 12, 2007	56
Maurício da Rocha Wanderley	Alternate	April 12, 2007	40
Rami Naum Goldfajn (1)	Board Member	April 30, 2008	41
Claudio da Silva Santos	Alternate	April 30, 2008	38
Walter Fontana Filho	Board Member	July 8, 2009	55
Eduardo Fontana D’Ávila	Alternate	July 8, 2009	55
Vicente Falconi Campos	Board Member	July 8, 2009	68
Roberto Faldini	Alternate	July 8, 2009	60

(1)   Independent member.

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current directors.

Nildemar Secches — Co-Chairman of the Board of Directors, member of the Board of Directors of Weg S.A. since 2004, of Ultrapar Participações S.A. since 2002 and of Iochpe-Maxion since 2004. He was a director of the BNDES (Brazilian Economic and Social Development Bank) from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He graduated with a degree in mechanical engineering from the Universidade de São Paulo, has a postgraduate degree in Finance from the Pontificia Universidade Católica do Estado do Rio de Janeiro and has concluded a PhD course in Economics at the Universidade de Campinas. Birthdate: 11/24/48.

Luiz Fernando Furlan — Co-Chairman of the Board of Directors. He was Minister of Development, Industry and Foreign Trade of Brazil from 2003 of to 2007. Previously, he was Chairman of the Board of Directors of Sadia S.A. (1993-2002), where he had worked since 1976, and also served on the boards of international corporations such as Panamco (Pan American Beverages, Inc.—USA) 1994-1998. He joined the advisory councils of IBM—Latin America, Embraco S.A. (Brasmotor—Brazil). and ABN Amro Bank (Brazil) and was President of ABEF (Brazilian Chicken Exporters Association), ABIOVE (Vegetal Oil Industries Association), ABRASCA (Brazilian Association of Public Owned Companies), Co-President of the MEBF (Mercosur-European Union Business Forum), Vice President of FIESP (São Paulo Entrepreneurs Association). At present, he is also Chairman of Amazonas Sustainability Foundation and Director on the boards of Redecard S.A., Amil Participações S.A., Telecomunicações de São Paulo S.A—Telesp and Telefónica S.A. (Spain), and member of the International Advisory Boards of Panasonic (Japan) and McLarty Associates (USA). Birthdate: 07/29/1946.

Francisco Ferreira Alexandre - Vice Chairman of the Board of Directors. He was elected to our Board of Directors as representative from PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil in 2003. He has been a director at PREVI since 2003 and also an employee of the Banco do Brasil S.A. since 1978. Mr. Alexandre graduated with a degree in engineering from the Universidade de Alagoas, graduated with a law degree from the Centro de Ensinos Superiores of Maceió in the State of Alagoas, and has a postgraduate qualification in Economics and Personnel Management. He also holds an MBA in corporate finance from the Pontificia Universidade Católica - Rio de Janeiro. Birthdate: 10/29/62.

Carlos Alberto Cardoso Moreira - Board Member. He has a degree in Business Administration from the Pontificia Universidade Católica de São Paulo with specialization in Capital Markets at IBMEC. He was a vice president at Citibank, N.A., and worked as officer for institutional customers at Banco Finasa BMC S.A.. He is currently investments and finance director at Sistel (a pension fund). He is a member of the Board of Directors of CPFL Energia and GTB Participações S.A. Birthdate: 04/05/60.

Décio da Silva - Board Member (Independent Member). During his career, he was production officer, regional officer and sales officer of Weg S.A., of which he is currently the Chief Executive Officer. Mr. Silva graduated with a degree in mechanical engineering from Universidade Federal de Santa Catarina and with a degree in business administration from the Higher Educational School of Administration and Management of UDESC and enrolled in a graduate program in business administration at Fundação Dom Cabral. Birthdate: 09/16/56.

João Vinicius Prianti - Board Member (Independent Member) Economist graduated from Pontificia Universidade Católica de São Paulo and specialized in Marketing. He worked for thirty-seven years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for twelve years, and sat on the company’s Latin American Board of Directors. He is currently a business consultant and Member on various boards of directors. Birthdate: 07/30/48.

Luis Carlos Fernandes Afonso - Board Member. He represents Petros — Fundação Petrobras de Securidade Social and has been a Board Member since April, 2003. He graduated from the Pontificia Universidade Católica de São Paulo with a master’s degree in Economics at Instituto de Estudos e Pesquisas Econômicas- IEPE/ Universidade Rio Grande do Sul and a Postgraduate Qualification in Environmental and Economic Development at Universidade de Campinas. He is the President of the Center for the study of Public Policy of the Campinas University - FACAMP, and also researcher at Campinas Foundation of Economics. He was Finance Secretary at the Municipal Governments of São Paulo, Campinas and Santo André. Birthdate: 04/15/61.

Manoel Cordeiro Silva Filho - Board member (Independent Member). He has been an independent member since April 2007. He had been at Companhia Vale do Rio Doce for over 32 years, was an investment and finance officer of Fundação Vale do Rio Doce de Seguridade Social - VALIA and was also coordinator of the National Investment Committee of the Brazilian Association of Pension Funds, or ABRAPP. Mr. Silva Filho graduated with a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, enrolled in a graduation program in economic engineering at Faculdade Estácio de Sá, Rio de Janeiro, and holds an MBA in finance from IBMEC. Birthdate: 07/01/53.

Rami Naum Goldfajn - Board Member (Independent Member). Production engineer from Universidade Federal do Rio de Janeiro and holds an MBA in management from COPPEAD - Universidade Federal do Rio de Janeiro, with an international extension course at the Wharton School of the University of Pennsylvania. Mr.

Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO for Eleva Alimentos S/A, worked for over ten years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, besides having acted as the CFO at Grupo Estado de São Paulo and Eleva S.A. Birthdate: 12/20/67.

Walter Fontana Filho - Board Member. Mr. Fontana Filho was the Chairman of the board of directors of Sadia from 2005 to 2008. He was Chief Executive Officer of Sadia from 1994 to 2005, with previous experience as Commercial Vice President Director from 1988 to 1994, and Domestic Commercial Director from 1983 to 1988. Mr. Fontana has been a member of the board of directors of the Estado de São Paulo newspaper since 1999, of Algar since 2005, of WTorre Empreendimentos Imobiliarios S.A. since 2007. Mr. Fontana holds an undergraduate and graduate degree in Economics from Pontificia Universidade Católica, with a specialization in Business Marketing from Fundação Getúlio Vargas. Birthdate: 12/07/1953.

Vicente Falconi Campos — Board Member. He was a founding partner of the Institute of Managerial Development (INDG). He was a consultant to the Brazilian government on the Energy Crisis Committee and is a member of the board of AmBev. Mr. Falconi Campos holds an undergraduate degree in engineering from Universidade Federal de Minas Gerais and a PhD from Colorado School of Mines. Birthdate: 09/30/1940.

Mr. Eduardo Fontana D’Ávila is a cousin of Mrs. Diva Helena Furlan and Mr. Luiz Fernando Furlan, and Mrs. Diva Helena Furlan and Mr. Luiz Fernando Furlan are siblings.

Board of Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of a chief executive officer, a chief financial officer, a director of investor relations and up to nine additional members, each with the designation and duties assigned by our board of directors.

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends at our annual shareholders meeting in April 2011. Our board of directors may remove any executive officer from office at any time with or without cause. Under the Brazilian Corporation Law, our executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds ordinary monthly meetings, as well as extraordinary meetings, when called by our CEO.

The following table sets forth information with respect to our executive officers.

Name	Position Held	Current Position Held Since	Age
José Antonio do Prado Fay	Chief Executive Officer	October 28 2008	55
Leopoldo Viriato Saboya	Chief Financial Officer and Investor Relations Officer	June 26, 2008	33
Antonio Augusto de Toni	General Officer of Perdix Business	April 26, 2007	45
Giberto Antonio Orsato	Human Relations Officer	April 26, 2007	48
Luiz Adalberto Stabile Benicio	Agropecuary Officer	March 28, 2005	47
Nelson Vas Hacklauer	Business Development Officer	May 31, 1995	57
Nilvo Mittanck	Chief Operating Officer	April 26, 2007	48
Wlademir Paravisi	General Officer of Batavo Business	April 26, 2007	48

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current executive officers. The business address of each of our current executive officers is 760 Av. Escola Politécnica, Jaguaré, 05350-901 São Paulo, SP, Brazil.

José Antonio do Prado Fay - Chief Executive Officer. Mechanical Engineer from Universidade Federal do Rio de Janeiro with a postgraduate degree in industrial systems at COPPEAD - Universidade Federal do Rio de Janeiro, Petrobrás. He became CEO of Perdigão in October 2008 having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux. Birthdate: 11/10/53.

Leopoldo Viriato Saboya - Chief Financial Officer and Investor Relations Officer. Agronomist Engineer with a master’s degree in Applied Economics at ESALQ - Universidade de São Paulo, he has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over the financial officer’s position of the Company in 2008. Birthdate: 10/10/75.

Antonio Augusto de Toni - General Officer of Perdix Business. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. At Perdigão he took over as General Officer of the Perdix Business position in April 2007. Foreign Trade administrator from the Universidade do Vale do Rio dos Sinos specialized in Marketing Administration, International Administration and Corporate Finance. He also has a MBA in Agribusiness from FEA - Universidade de São Paulo. Birthdate: 12/16/63.

Giberto Antonio Orsato - Human Relations Officer. He has been in our company since 1980, having held positions in several areas. Mr. Orsato graduated with a degree in business administration from the Universidade Oeste de Santa Catarina, took a graduate program in Regional Economy at Uni Oeste de Santa Catarina, and earned an MBA in business administration at FEA/USP. Birthdate: 07/06/61.

Luiz Adalberto Stabile Benicio - Agropecuary Officer. He has worked at Perdigão since 1986, where he held different positions and is currently the Agropecuary Officer. He is graduated with a degree in Animal Sciences from Universidade Estadual de Maringá, a PhD in Animal Nutrition from Universidade Federal de Viçosa and an MBA in Business Management. Birthdate: 07/15/62.

Nelson Vas Hacklauer - Business Development Director. He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Director from 1994 to 1995 and Commercial Director at Perdigão from 1989 to 1994. He graduated with a degree in Business Management from the Faculdade de Administração de Empresas Campos Salles. Birthdate: 06/27/51.

Nilvo Mittanck -Chief Operating Officer. Mechanical Engineer, he graduated from Universidade Federal de Santa Catarina with an MBA in Management from FEA/Universidade de São Paulo. He has worked at Perdigão since 1985, as Mechanic and Maintenance Engineer, Advisor and Industrial Engineer Manager, Associate Director and Supply Chain Director. Birthdate: 07/30/61.

Wlademir Paravisi - General Officer of Batavo Business. He has been working at Perdigão since 1978 and has held positions such as Regional Director from 1999 to 2002 and Supply Director from 2002 to 2007. He is a graduate in Accountancy from Universidade do Estado de Santa Catarina and has an MBA in Business Management and Agribusiness from Universidade de São Paulo. He also completed the Wharton Advanced Management Program course at the Wharton School of the University of Pennsylvania. Birthdate: 02/06/60.

Compensation

In 2008, the aggregate compensation paid by us to all members of the board of directors and all executive officers (22 persons) for services in all capacities was approximately R$14.7 million. In addition, we paid to all executive officers approximately R$3.7 million in 2008 as part of our profit sharing plan.

The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid has been related to a percentage of the net income. Starting in 2006, a new methodology relates the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income measured against the budget established at beginning of each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2008, the amount paid as benefits to the executive officers totaled R$5.0 million. The aggregate total compensation paid to executive officers in 2008 (including salaries, profit sharing payments and benefits) was R$20.9 million.

We compensate our alternate members for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Members of our board of directors, our board of executive officers and our fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

At age 61, we cease making contributions to pension plans for executive officers and other employees.

Board Practices

We have a permanent fiscal council (conselho fiscal) composed of three members and their alternates who are elected at the annual shareholders’ meeting, with terms lasting until the succeeding annual shareholders’ meeting with reelection being permitted.

The following table sets forth information with respect to the members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari(1)	Member of the Fiscal Council	April 29, 2005	62
Agenor Azevedo dos Santos	Alternate	April 12, 2007	53
Osvaldo Roberto Nieto(2)	Member of the Fiscal Council	April 30, 2009	58
Ernesto Rubens Gelbcke	Alternate	April 30, 2009	65
Jorge Kalache Filho	Member of the Fiscal Council	April 30, 2009	59
Mauricio Rocha Neves	Alternate	April 30, 2009	44

(1)   Financial Expert and Independent Member

(2)   Independent Member

The following is a summary of the business experience, areas of expertise and principal outside business interests of our current members of the fiscal council.

Attílio Guaspari - Member of the Fiscal Council (Independent member) and Financial Specialist. He graduated with a degree in Civil Engineering, a Master’s degree in Management Sciences; he is also a member of the Audit Committee of the Banco Nacional de Desenvolvimento Econômico e Social - BNDES. He has extensive experience as Internal Audit Chief, Financial Director and member of the Fiscal Council and Board of Directors. Birthdate: 10/20/46.

Osvaldo Roberto Nieto - Member of the Fiscal Council (Independent member). Accountant, he graduated from the Universidade Presbiteriana Mackenzie with a Ph.D. in Business Administration at Faculdade Getúlio Vargas/SP. He has served as a council member at Baker Tilly International since 1997. He has also served as audit manager at PricewaterhouseCoopers. Birthdate: 12/27/50.

Jorge Kalache Filho - Member of the Fiscal Council. Engineer, he graduated from Pontifícia Universidade Católica do Rio de Janeiro, holds post-graduate degrees in Finance from Pontifícia Universidade Católica and Industrial Economics from Universidade Federal do Rio de Janeiro, Master’s degree in Business Administration from Pontifícia Universidade Católica. Mr. Kalache was chief of departments in BNDES, and superintendent of industrial operating area, commerce, service and industry. He has extensive experience serving on the Board of Directors. Birthdate: 09/15/49.

Under the Brazilian Corporation Law, the fiscal council is a corporate body independent of management and the company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee; rather, its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. Under an exemption pursuant to Rule 10A-3 under the Exchange Act regarding the audit committees of listed companies, a fiscal council may exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporation Law.

To comply with Rule 10A-3, the fiscal council must meet certain standards, including the following: (1) it must be separate from the full board of directors; (2) no executive officer may be a member; and (3) Brazilian law must set forth standards for the independence of the members. The fiscal council also must, to the extent permitted by Brazilian law, among other things: (A) be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; (B) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and (C) receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

We have modified our fiscal council to comply with the exemption requirements. Accordingly, the fiscal council operates pursuant to a charter (regimento interno) that contemplates the activities described above to the extent permitted by Brazilian law and is compliant with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and the pertinent regulations and the requirements of the NYSE. Because the Brazilian Corporation Law does not permit the board of directors to delegate responsibility for the appointment and removal of the external auditors and does not provide the fiscal council with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the fiscal council cannot fulfill these functions.

The board of directors has determined that Mr. Attilio Guaspari is an “audit committee financial expert” within the meaning of the rules adopted by the SEC concerning disclosure of financial experts.

Share Ownership of Directors and Executive Officers

As of July 29, 2009, members of our board of directors and executive officers owned the common shares of our company set forth on the table below.

	As of July 29, 2009	As Adjusted for the Business Combination
Directors:
Nildemar Secches	59,599	59,599
Wang Wei Chang	6,742	6,742
Luiz Fernando Furlan	2,150,269	2,152,418
Diva Helena Furlan	99,541	100,272
Francisco Ferreira Alexandre	4	4
João José Caiafa Torres	1	1
Carlos Alberto Cardoso Moreira	1	1
Wilson Carlos Duarte Delfino	3	3
Décio da Silva(1)	125,344	125,344
Gerd Edgar Baumer	200,000	200,000
João Vinicius Prianti	2,001	2,001
Adib Fadel	1	1
Luis Carlos Fernandes Afonso	1	1
Susana Hanna Stiphan Jabra	1	1
Manoel Cordeiro Silva Filho	1	1
Maurício da Rocha Wanderley	1	1
Rami Naum Goldfajn	1	1
Claudio da Silva Santos	1	1
Walter Fontana Filho	987	12,956
Eduardo Fontana D’Ávila	1,322,628	1,326,340
Vicente Falconi Campos	100	731,589
Roberto Faldini	100	232

Officers:
Nelson Vas Hacklauer	268	268
Nilvo Mittanck	55	55

Total	3,967,650	4,717,832

(1)   Excludes 13,173,310 common shares that may be deemed beneficially owned through Weg Participações e Serviços S.A.

SECURITY OWNERSHIP BY PRINCIPAL SHAREHOLDERS

Major Shareholders

On July 29, 2009, we had outstanding 359,165,175 common shares (excluding 430,485 common shares held in treasury), without par value.

The following table sets forth certain information as of July 29, 2009, with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) the total amount of our common shares owned by our directors and executive officers as a group.

	As of July 29, 2009		As Adjusted for Business Combination
	Common Shares	%	Common Shares	%
PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil(1)	52,973,446	14.7	59,633,343	14.2
PETROS - Fundação Petrobras de Seguridade Social(1)	39,002,760	10.8	39,002,760	9.3
Fundação Telebrás de Seguridade Social - SISTEL(1)	8,240,891	2.3	8,240,891	2.0
VALIA - Fundação Vale do Rio Doce(1)(2)	12,945,352	3.6	12,945,352	3.1
FPRV1 Sabiá F1 Multimercado Previdenciário(1)(3)	4,016,602	1.1	4,016,602	1.0
All directors (including alternate directors) and executive officers as a group (4)	3,967,650	1.1	4,717,832	1.1

(1)	These pension funds are controlled by participating employees of the respective companies and they are parties to a voting agreement.
(2)	Excludes 8,078,832 common shares beneficially owned through Fundo de Investimento em Ações that are not subject to the voting agreement.
(3)	Investment fund beneficially owned by Fundação de Assistência e Previdência Social do BNDES - FAPES. The common shares held by this fund are subject to the voting agreement to which FAPES is a party.
(4)

See “Management — Share Ownership” for the table setting forth the share ownership of members of our board of directors and executive officers. The number of common shares held by directors and executive officers excludes any shares that may be deemed to be beneficially owned by Mr. Décio da Silva through Weg Participações S.A., as described in “Management — Share Ownership.” In addition, this number excludes any shares held by the Pension Funds of which certain of our directors are representatives.

Changes in Ownership

We have decentralized control since we entered the Novo Mercado on April, 2006. We have undertaken three offerings of our shares in the last three years, one in each of 2006, 2007 and 2009. Some of the main shareholders subscribed to the rights in the offerings.

In connection with our acquisition of Eleva, our board of directors approved the incorporation of 54% of the shares held by the shareholders of Eleva into our company, in accordance with the exchange ratio of 1.74308853 shares of Eleva per share of Perdigão, in the amount of 20.2 million new issued shares.

There has been no significant change in the percentage ownership held by any major shareholder since December 31, 2006, except as follows: In October 2007, PREVI - BANERJ - Caixa de Previdência dos Funcionários do BANERJ sold all of our common shares that it held, representing 1.2% of our share capital, in market transactions on the São Paulo Stock Exchange. In October and November 2007, Fundação de Assistência e Previdência Social do BNDES - FAPES transferred common shares it held representing 2.06% of our share capital to the public on the São Paulo Stock Exchange and to FPRV1 Sabiá F1 Multimercado Previdenciário, a fund beneficially owned by FAPES. In 2008, FPRV1 Sabiá F1 Multimercado Previdenciário sold common shares it held representing 1.32% of our share capital to the public on the São Paulo Stock Exchange. In 2008 and 2009, Real

Grandeza Fundação de Assistência e Previdência Social sold all our common shares that it held, representing 1.72% of our share capital, in market transactions on the São Paulo Stock Exchange. In addition, we issued additional common shares in connection with our public offering of December 2007 in connection with the Eleva acquisition and in connection with our public offering in 2009. The Pension Funds that are part of the Voting Agreement held 32.59% of our corporate capital on July 29, 2009, compared to 46.1% held at December 31, 2006.

Shareholders’ Voting Agreement

The Pension Funds currently are parties to a shareholders’ voting agreement, dated March 6, 2006, which provides for the exercise of the voting rights of these shareholders with respect to (1) the election of the members of our board of directors, board of executive officers and fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

These shareholders agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the election of the members of (1) our board of directors, where each shareholder is entitled to indicate one member and (2) the fiscal council.

The shareholders’ voting agreement, effective April 12, 2006, is valid for five years from that date or until the participation of the Pension Funds is less than 20%. The Pension Funds are free to transfer and encumber their shares, in whole or in part, without seeking the remaining shareholders’ approval. The shares transferred to unrelated third parties will automatically no longer be bound by the shareholders’ voting agreement. Shares acquired by the Pension Funds after the date of the agreement are also not bound by the agreement.

A copy of the shareholders’ voting agreement has been filed as Exhibit 4.03 to our 2008 Annual Report on Form 20-F, which incorporates that agreement by reference to by reference to Exhibit 99.1 to our Current Report on Form 6-K dated March 7, 2006 (SEC File No. 1-15148).

RELATED PARTY TRANSACTIONS

See “Item 7. Major Shareholders and Related Party Transactions” of our 2008 Annual Report on Form 20-F, which is hereby incorporated by reference.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of provisions of our common shares, including related provisions of our by-laws, Brazilian Corporation Law and the rules and regulations of the CVM regarding management, reporting and disclosure requirements, and other corporate matters. This description does not purport to be complete and is qualified by reference to our by-laws, Brazilian Corporation Law, the rules and regulations of the CVM and the rules of the Novo Mercado of the São Paulo Stock Exchange.

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil.  As of July 8, 2009, our headquarters have moved to the City of Itajaí, State of Santa Catarina. We are in the process of transferring our registration from the Junta Comercial of the State of São Paulo to the Junta Comercial of the State of Santa Catarina. We are registered with the CVM under No. 01629-2.

We increased our share capital in April 2005 through the incorporation of certain reserves, without the issue of new shares, from R$490,000,000.00 to R$800,000,000.00.

At a meeting held on February 17, 2006, our board of directors approved convening an annual meeting of our shareholders, that took place on March 8, 2006 to authorize, among other things, the following matters: (1) a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares; (2) a related three-for-one share split of our share capital; (3) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by our company to the Novo Mercado; and (4) changes to our by-laws. There was also a special meeting of holders of our preferred shares on March 8, 2006 that approved the conversion of our preferred shares into common shares. As a result of the above authorizations, we entered into a Novo Mercado listing agreement with the São Paulo Stock Exchange. Through this agreement, which became effective on April 12, 2006, we were obligated to adhere to stricter requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of this date, our common shares commenced trading on the Novo Mercado segment of the São Paulo Stock Exchange. As a result of the share reclassification and related share split, our share capital was R$800,000,000.00, fully subscribed and divided into 133,957,152 common shares.

We increased our share capital on October 26, 2006 from R$800,000,000.00 to R$1,600,000,000.00, through the issuance of new 32,000,000 common shares for the price of R$25.00 per common share. At December 31, 2006, our share capital was represented by 165,957,152 common shares (of which 165,526,667 were outstanding common shares and 430,485 were common shares held in treasury), without par value.

At the end of 2007, we successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification and paying-in of funds of R$900.0 million took place on December 18, 2007, priority being given to the settlement of the cash portion of the Eleva acquisition. On January 14, 2008, as a result of demand for the offering, the over-allotment option was partially exercised and an additional issuance of 744,200 shares occurred, at the same price in the amount of R$33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.

On February 21, 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of our company, and we issued 20.2 million shares. As a result, our outstanding share capital was increased to R$3,445,042,795.00, represented by 206,958,103 common shares, without par value (of which 430,485 are common shares held in treasury).

On July 8, 2009, we increased our share capital from R$3,445,042,795.00 to R$4,927,933,697.75, represented by 244,595,660, common shares through the issuance of 37,637,557 common shares for a R$39.40 price per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF.

On July 27, 2009, we increased our share capital from R$4,927,933,697.75 to R$9,527,933,697.75, divided into 359,595,660 common shares, without par value (including 430,485 common shares held in treasury), through the issuance of 115,000,000 new common shares for the price of R$40.00 per common share in a public offering.

According to our by-laws, our authorized share capital is 500,000,000 common shares, which may be increased up to that number without an amendment to our by-laws, upon approval by our board of directors, which will set the terms of the issuance, including the price and the period for payment. Any increase exceeding the authorized capital must be approved at an annual meeting of our shareholders. Under the Novo Mercado listing agreement we entered into with the São Paulo Stock Exchange, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

Comparison of Certain Rights of the BRF Common Shares with Those of the Sadia Preferred Shares

The following table highlights certain differences in the rights of common shares of BRF compared to preferred shares of Sadia.

Certain Rights of Common Shares of BRF

in Comparison to Preferred Shares of Sadia

	BRF Common Shares	Sadia Preferred Shares

Dividends

•      Common shareholders receive dividends equal to 25% of the annual net profits, as adjusted pursuant to our by-laws and Brazilian Corporation Law. See “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity.”

• Preferred shareholders are entitled to a preference over common shareholders equal to 28% of the net profits for the year, as a noncumulative dividend.

Voting Rights	• Each common share is entitled to one vote.

•      Preferred shares may acquire voting rights if Sadia fails to pay, for at least three consecutive years, the minimum dividend to which they are entitled, and such right would continue up to the payment of the next dividend.

Liquidation Rights	• Holders of BRF common shares are entitled to share ratably in the remaining assets after payment of all liabilities of BRF.	• Holders of Sadia preferred shares have priority over common shareholders on assets that remain after payment of all other liabilities of Sadia.

Tag-Along Rights in Case of Change of Control	• Tag-along rights at no less than 100% of the price per share paid for the controlling shares.	• Tag-along rights at no less than 80% of the price per share paid for the controlling shares.

Corporate Purpose

Article 3 of our by-laws provides that our corporate purpose consists of the following:

•                  the processing and sale of foods in general, principally those derived from animal protein and those that use a refrigerated supply chain for distribution;

•                  the processing and sale of animal feed and nutrients for animals;

•                  the provision of food services in general;

•                  the processing, refinement and sale of vegetable oils;

•                  the exploration, conservation, storage and sale of grains, their derivatives and by products;

•                  reforestation activities and other activities involving the extraction, processing and sale of wood;

•                  the wholesale and resale of consumer and manufactured goods, including the sale of equipment and vehicles used in logistical activities;

•                  the export and import of manufactured and consumer goods;

•                  participation in other companies, which may increase our ability to attain our other purposes; and

•                  participating in projects that are necessary for the operation of the business of our company.

The Brazilian Corporation Law forbids us to engage in any business practices inconsistent with our central corporate purpose and core business, including the granting of pledges, collateral, endorsement or any guarantees not related to our central corporate purpose or contrary to our by-laws, except for those practices already engaged in, and any such practices will be null and void.

Rights of Common Shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our by-laws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our by-laws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Moreover, in the event of liquidation of our company, common shareholders are entitled to receive reimbursements of equity in an amount proportionate to their participation, after payment of all of our obligations. Common shareholders have, except in certain circumstances listed in the Law of Publicly Held Companies (Lei de Sociedades por Ações) and in our by-laws, the right to participate in our company’s future capital improvements, in proportion to shareholders’ equity, and also the right to dispose of shares in a public tender offer in the case of an acquisition of shares equal to or in excess of 20% of our total shares, in compliance with the terms and conditions provided in Article 37 of our by-laws.

According to the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•                  the right to participate in the distribution of profits;

•                  the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

•                  preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “— Preemptive Rights”;

•                  the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

•                  the right to withdraw from our company in the cases specified in the Brazilian Corporation Law, which are described under “— Withdrawal Rights.”

Meeting of Shareholders

Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within 120 days of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal), if the requisite number of shareholders requests its establishment, may be elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Under our by-laws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•                  amendment of our by-laws;

•                  election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

•                  approval of management accounts and our audited financial statements;

•                  granting stock awards and approval of stock splits or reverse stock splits;

•                  approval of stock option plans for our management and employees, as well as stock option plans for companies directly or indirectly controlled by us;

•                  authorization of the issuance of convertible debentures and/or secured debentures;

•                  suspension of the rights of a shareholder;

•                  approval, in accordance with the proposal submitted by our board of directors, of the distribution of our profits and payment of dividends, as well as the establishment of any reserve other than the legal reserve;

•                  acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

•                  approval of our transformation, merger, consolidation, spin-off;

•                  approval of any dissolution or liquidation, and the appointment and dismissal of a liquidator, as well as the members of our fiscal council, which shall be installed in the event of our liquidation if it does not already exist at the time;

•                  authorization to delist from the Novo Mercado and to become a private company, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

•                  authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

•                  reduce the percentage of mandatory dividends;

•                  change our corporate purpose;

•                  consolidate with or merge our company into another company;

•                  spin off assets of our company;

•                  approve our participation in a centralized group of companies;

•                  apply for cancellation of any voluntary liquidation;

•                  approve our dissolution; and

•                  approve the merger of all of our shares into another Brazilian company.

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded and held shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Elimination of or amendment to limit shareholders’ rights under Article 37 of our by-laws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 37 of our by-laws.

Notice of Shareholders’ Meetings

Under the Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de Santa Catarina, the official newspaper of the State of Santa Catarina, and in another widely circulated newspaper in the same state, which is currently a newspaper specializing in business matters called Valor Econômico. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, a summary of the proposed amendment. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, pursuant to our by-laws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with and analyze the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our head offices in the City of Itajaí, State of Santa Catarina. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the City of Itajaí and the relevant notice includes a clear indication of the place where the meeting will occur.

Calling of Shareholders’ Meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings also may be called by:

•                  any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our by-laws;

•                  shareholders holding at least 5% of our shares, if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the reasons for calling such a meeting and the proposed agenda;

•                  shareholders holding at least 5% of our shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council;

•                  our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our by-laws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•                  the chairman of our board of directors, within two days of a determination by the São Paulo Stock Exchange that the prices of our common shares must be quoted separately from other Novo Mercado securities or following the suspension of trading of our shares on the Novo Mercado, in each case, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting. If the chairman of the board of directors fails to call such shareholders’ meeting within the prescribed time limit, any shareholder of our company may do so.

Conditions of Admission

Our shareholders may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be either a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as our company, a financial institution. An investment fund shareholder must be represented by its investment fund officer or a proxy.

Pursuant to our by-laws, shareholders attending a shareholders’ meeting must deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares.

Shareholders who do not submit proof of their status as shareholders or who cannot provide the power of attorney (if the shareholder is represented by a third party) within at least five days prior to the shareholders’ meeting may be prevented from attending a shareholders’ meeting, to the extent there is no legal restriction of this provision of our by-laws. Any disputes relating to this provision of our by-laws may be submitted to arbitration conducted in accordance with the Novo Mercado rules.

Board of Directors

Under our by-laws, our board of directors consists of up to eleven members, with two co-chairmen, and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber of the São Paulo Stock Exchange.

Pursuant to our by-laws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Shareholders who fail to provide notice of their intention of appointing members to our board of directors may be deprived from appointing these members at the shareholders’ meeting. We believe that this provision is valid and enforceable as it provides other shareholders with the opportunity to learn about the candidates and prepare themselves and, if they so desire, to attend and vote at the respective shareholders meeting. In case of any dispute arising from efforts to appoint members that were not previously notified under the terms required by our by-laws, such dispute may be submitted to arbitration in accordance with the rules of Novo Mercado.

The Brazilian Corporation Law sets forth that a multiple vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The multiple vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the multiple vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the multiple vote system to elect the members of our board of directors. If there is no request for the adoption of the multiple vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10% of the common shares have the right to select one director and his or her alternate. The members of our board of directors are elected at our annual shareholders’ meetings for two-year terms.

Under our by-laws, if multiple voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace vacancies. In the event multiple voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.

Pursuant to our by-laws, if a shareholder requests the adoption of the multiple vote system, as provided by Section 141 of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is an outside auditing body independent of the company’s management. Its main responsibility is to inspect the actions of the management and audit our financial statements, reporting its observations to the shareholders.

We have a permanent fiscal council composed of three members and an equal number of alternates. Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Arbitration Chamber.

Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group, nor may they be the spouse or relative of any of our officers. The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits. At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert. According to our by-laws, a member of the fiscal council shall not act as a member of more than two other corporate bodies, such as the board of directors, fiscal council or audit committee.

Transactions in Which Directors and Officers Have a Conflict of Interest

Our by-laws contain a specific provision limiting the right of a director to vote on a proposal, arrangement or contract in which the director has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a director or officer from:

•                  performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•                  by virtue of the director’s or officer’s position, receiving any type of direct or indirect personal advantage from third parties without authorization in our by-laws or from a shareholders’ meeting;

•                  borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of a company in which the director or officer has an interest or of a third party, without the prior approval at a shareholders’ meeting or of our board of directors;

•                  taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

•                  using, for its own benefit or for the benefit of third parties, commercial opportunities made known to it as a result of its participation in our management;

•                  failing to exercise or protect our rights or, for the purposes of obtaining benefits for itself or third parties, failing to take advantage of business opportunities for us; and

•                  purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.

Allocation of Net Income and Distribution of Dividends

Calculation of Distributable Amount

At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our board of directors’ and board of executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10% of our net profits in such fiscal year.

Our by-laws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

Profit Reserve Accounts

The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.

Profit Reserves

Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, the tax incentive reserve, by-law reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At March 31, 2009, we had a legal reserve of R$66.2 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceeds the sum of (1) the portion of our net income in transactions or recording of assets and liabilities by market value, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At March 31, 2009, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reserved in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At March 31, 2009, we did not have a contingency reserve.

Tax Incentive Reserve

Our shareholders in a shareholders’ meeting may, as proposed by management, allocate to the tax incentive reserve part of our net profits resulting from donations or governmental granting for investments, which may be excluded from the taxable basis of the mandatory dividend. Our by-laws currently do not provide for such reserve.

By-Law Reserves

Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two additional reserves:

•                  Reserves for increases in capital.  20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At March 31, 2009, we had reserves for increases in capital of R$160.3 million.

•                  Expansion reserves.  Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At March 31, 2009, we had an expansion reserve of R$505.1 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At March 31, 2009, we did not have a retained earnings reserve.

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, the premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At March 31, 2009, we did not have a capital reserve.

Payment of Dividends and Interest on Shareholders’ Equity

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity. Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, adjusted as described in “— Allocation of Net Income and Distribution of Dividends” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution. We have done so in the past and expect to continue to do so in the foreseeable future.

Dividends

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our by-laws do not require that we index the amount of any dividend payment to inflation.

Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest on Shareholders’ Equity

Since January 1, 2006, Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Any payment of interest on shareholders’ equity to holders of common shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our by-laws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

Prescription

Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders at a shareholders’ meeting have withdrawal rights. Under the Brazilian Corporation Law, a shareholder’s withdrawal rights may be exercised in the following circumstances, among others:

•                  spin-off (as described below);

•                  reduction in our mandatory dividends;

•                  change in our corporate purpose;

•                  consolidation with or merger into another company;

•                  participation in a group of companies (as defined in the Brazilian Corporation Law); or

•                  the acquisition by our company of the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law.

However, under the Brazilian Corporation Law, a spin-off will not trigger withdrawal rights unless, as a result:

•                  there is a change in our corporate purpose, except to the extent that the principal business purpose of the entity to which the spun-off assets and liabilities were transferred is consistent with our business purpose;

•                  there is a reduction in our mandatory dividend; or

•                  we are made part of a centralized group of companies, as defined in the Brazilian Corporation Law.

In cases where we:

•                  merge into or consolidate with another company;

•                  participate in a group of companies (as defined in the Brazilian Corporation Law);

•                  participate in a merger of shares; or

•                  acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law,

our shareholders will not be given withdrawal rights if our shares (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for ten days after the expiration of this period if we determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Redemption

Under the Brazilian Corporation Law, we may redeem our shares by a decision taken in an extraordinary shareholders’ meeting by shareholders representing at least 50% of our share capital.

Preemptive Rights

Except as described below, each of our shareholders has a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to its shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of the exercise of options are not subject to preemptive rights.

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our by-laws, our board of directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company. The applicable prospectus supplement relating to any offering of common shares may contain further information about the availability, reduction or exclusion of pre-emptive rights in connection with that offering.

Anti-Takeover Effects of Provisions in By-Laws

Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our by-laws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares.

These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our by-laws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period. In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our by-laws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We are subject to the rules of CVM Instruction 358, of January 3, 2002, relating to the trading of our securities. We, the members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body, any current or future controlling shareholders, or whomever or whatever, by virtue of their or its title, duty or position with us, or with any such controlling shareholder, controlled company or affiliates, has knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.

This restriction also applies:

•                  to any of our former officers, directors or members of the fiscal council for a six-month period, if any such officer, director or member of the fiscal council left office prior to disclosure of material information that occurred while in office;

•                  if we intend to merge or combine with another company, consolidate, spin off part or all of our assets or reorganize, until such information is disclosed to the market;

•                  to us, if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted, until such information is disclosed to the market;

•                  during the 15-day period before the disclosure of our quarterly and annual financial statements required by the CVM; or

•                  to the controlling shareholders, our officers, and members of our board of directors, whenever we, or any of our controlling companies, affiliates or companies under common control, are in the process of purchasing or selling shares issued by us.

Restrictions on Certain Activities

Our by-laws prohibit us from granting financing or guarantees to third parties in transactions outside the ordinary course of our business.

Arbitration

In accordance with our by-laws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our by-laws, the shareholders’ agreements filed at our headquarters, the Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber. According to Chapter 12 of these Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by decision of any controlling shareholder or group of controlling shareholders only if we or such controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian Corporation Law and CVM regulations. The minimum price offered for the shares in the public tender offer must correspond to the economic value of such shares, as determined by an appraisal report issued by a specialized firm.

The appraisal report must be prepared by a specialized and independent firm of recognized experience chosen by shareholders representing the majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and any dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the appraisal report must be paid for by the controlling shareholder that wishes to take the company private.

Shareholders holding at least 10% of our outstanding shares (as adjusted in the manner described in the prior paragraph) may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer and must be justified. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price or cancelled, and this decision must be announced to the market in accordance with Brazilian law.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder who is not a member of a group of shareholders (as defined in our by-laws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.

Delisting from the Novo Mercado

At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that we give at least 30 days’ written notice to the São Paulo Stock Exchange. The deliberation must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

If we delist from the Novo Mercado, by deliberation taken at a shareholders’ meeting, our controlling shareholder or group of controlling shareholders must conduct a public tender offer for the acquisition of our outstanding shares. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors by a majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder undertaking the delisting.

If we are subject to widespread ownership, our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such resolution must conduct a public tender offer for the acquisition of our shares in accordance with applicable regulations.

Pursuant to our by-laws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In such a case, the chairman of the board of directors must call a shareholders’ meeting within two days of the determination by the São Paulo Stock Exchange in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for compliance with the requirements that resulted in the delisting.

Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

Under the Novo Mercado listing regulations, in the event of a transfer of control of our company within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in our control after the delisting from the Novo Mercado.

Widespread Ownership

There will be widespread control over our activities if such control is exercised by: (1) shareholders that hold less than 50% of our share capital; (2) shareholders that together hold a percentage greater than 50% of our share capital, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in concert; and (3) shareholders that have entered into a shareholders’ agreement which together hold less than 50% of our share capital.

As set forth in our by-laws, if there is widespread ownership of our shares, then, among other things: (1) in the event we go private, we will be responsible for undertaking a public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided, however, that subject to applicable regulation, we will only be able to purchase the shares owned by shareholders that voted in favor of our becoming a private company after purchasing all shares of the shareholders who voted against going private and who have accepted the public tender offer, (2) in the event we delist from the Novo Mercado as a result of a resolution of the shareholders, shareholders who voted in favor of the delisting will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report; and (3) in the event we delist from the Novo Mercado as a result of non-compliance with the obligations set forth in its rules, shareholders voting in favor of the decision which resulted in such noncompliance will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided that if the non-compliance resulted from the actions of our management, we will be responsible for the public offering.

Change of Control

Under the rules of the Novo Mercado, the direct or indirect sale of our control, in one transaction or in a series of transactions, creates an obligation by the acquirer to complete, subject to applicable regulations, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A public tender offer is also required:

•                  when there is an assignment of share subscription rights or rights of other securities convertible into our shares that results in the transfer of our control; or

•                  in case of change of control of another company that holds control of the company. In this case, the selling controlling shareholder must inform the São Paulo Stock Exchange of the amount of the purchase price paid for control and provide the corresponding documents.

In the event we are subject to widespread ownership, the shareholder that acquires control of our company will only be obligated to conduct a public tender offer to acquire our remaining shares if there is a sale of a number of shares of our share capital that entitles the acquiring shareholder, directly or indirectly, legally or in fact, effectively to control our business and orient our management. Such situations must be analyzed on a case-by-case basis. The change of control concept provided for in our by-laws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado listing regulations.

The acquirer must take all necessary measures to reconstitute the minimum 25% free float required under the Novo Mercado listing regulations within six months of the acquisition.

The controlling shareholder may not transfer the shares it holds to the purchaser of control, and we may not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent to the Novo Mercado Regulations and the Rules of the Market Arbitration Chamber established by the São Paulo Stock Exchange.

Public Tender Offers

Any person who acquires or becomes a shareholder through an offering for shares equal to or greater than 20% of the total issued shares should undertake or apply for registration of a takeover bid of all shares of our offering and should comply with CVM rules, the regulations of the São Paulo Stock Exchange, and the provisions of our by-laws.

The takeover should be (i) sent immediately to all of our shareholders, (ii) put into effect by public auction to be held at São Paulo Stock Exchange and (iii) paid immediately in Brazilian reais. The price for the shares offered may not be less than the greater of (i) the economic value determined by an appraisal report, (ii) 135% of the issue price of our shares in any capital increase carried out through public distribution occurring in the 24 months preceding the date on which the takeover is executed, as updated using the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” to the date of payment, and (iii) 135% of the average unit price of the shares of our offering during the 30 days prior to the completion of the takeover on the stock exchange where the bulk of the shares are traded.

For a detailed description of the procedures applicable to takeover bid by increased participation, see Article 37 of our by-laws.

Suspension of Rights of Acquiring Shareholder for Violation of Our By-Laws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Shares by Our Company

Our by-laws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

•                  result in a reduction of our share capital;

•                  require the use of resources greater than our retained earnings or reserves (other than the legal reserve, unrealized profit reserve, revaluation reserve, and special mandatory dividend reserves) recorded in our most recent balance sheet;

•                  create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•                  be conducted during the course of a public tender offer of our shares; or

•                  be used to purchase shares not fully paid or held by any controlling shareholder.

The decision to purchase our own shares must be taken by the board of directors, which shall specify: (1) the purpose of the transaction; (2) the amount of shares to be purchased; (3) the period in which we will proceed with such purchases, not to exceed 365 days; (4) the amount of the free float of our shares; and (5) the financial institutions that will act as intermediaries for such purchases.

We cannot hold in treasury more than 10% of our total shares, including the shares held by our subsidiaries and affiliates.

Any acquisition of our shares by our company must be made on a stock exchange unless prior approval for the acquisition outside a stock exchange is obtained from the CVM. The purchase price of any such shares may not exceed their market price. We also may purchase our own shares for the purpose of going private. Moreover, subject to certain limitations, we may acquire or issue put or call options related to our shares.

Reporting Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. Also, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information:

•                  financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•                  notices of our annual shareholders’ meeting, on the date of its publication;

•                  a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

•                  a copy of the minutes of the annual shareholders’ meeting, within ten days of its occurrence;

•                  Informações Anuais — IAN (a report on a standard form containing annual corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting; and

•                  Informações Trimestrais — ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:

•                  a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•                  a summary of the decisions taken at any extraordinary shareholders’ meetings, on the following day;

•                  minutes of any extraordinary shareholders’ meeting, within ten days of the date the meeting occurred;

•                  a copy of any shareholders’ agreement on the date it is filed with us;

•                  any press release giving notice of material facts, on the same date it is published in the press;

•                  information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit and, if applicable, a plan for payment of holders of debentures, as well as a copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of the judicial decision, respectively;

•                  request for information or notice of bankruptcy, the same day of notice by our company, or the filing of a bankruptcy petition in court, as appropriate; and

•                  a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we take notice of it.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

•                  no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

As from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year:

•                  release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or

•                  disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

As from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must:

•                  disclose, in its entirety, our quarterly financial information translated into the English language; or

•                  disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

•                  our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

•                  any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner,

•                  the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

•                  changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•                  our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto;

•                  the number of shares constituting our free float and their percentage in relation to the total number of issued shares; and

•                  if we are party to an arbitration agreement for dispute resolution.

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report (Informações Anuais — IAN).

Information Regarding Any Trading Carried Out by Any Controlling Shareholders, Members of Our Board of Directors, Our Board of Executive Officers or Members of Our Fiscal Council

Pursuant to the rules of the CVM and the Novo Mercado, any controlling shareholders, officers, directors, members of the fiscal council, if active, and members of any other technical or advisory committee created by our by-laws, must disclose to us, the CVM and the São Paulo Stock Exchange information in connection with the total amount and characteristics of our securities owned, directly or indirectly, or any derivatives with reference to such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statement of the controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the CVM and the São Paulo Stock Exchange by the Investor Relations Officer within ten days after the end of each month.

In addition, any controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares must provide to us, the CVM and the São Paulo Stock Exchange the following information:

•                  the name and qualifications of the person acquiring the shares or other securities;

•                  the amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of other securities;

•                  the form of acquisition (private placement, purchase through a stock exchange, among others);

•                  the reason and purpose of the acquisition; and

•                  information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the São Paulo Stock Exchange and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may request confidential treatment of certain material developments from the CVM when our management believes that public disclosure could result in adverse consequences to us.

Public Meeting with Analysts

Novo Mercado regulations require that our company conduct a public meeting with analysts and any other interested parties at least once a year to disclose information regarding the company’s economic and financial situation, its projects and its expectations.

Annual Calendar

Novo Mercado regulations require that companies and their management, by the end of January of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the São Paulo Stock Exchange. Amendments to the calendar must be communicated to the São Paulo Stock Exchange.

Trading on Stock Exchanges

Our shares trade on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “PRGA3.” The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Settlement of transactions on the São Paulo Stock Exchange occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for São Paulo Stock Exchange is the CBLC. The CBLC is the central counterparty for transactions effected on the São Paulo Stock Exchange, carrying out multi-party settlement for financial obligations and securities transfers. Under the regulations of the CBLC, financial settlement is carried out through the Reserve Transfer System of the Central Bank (Sistema de Transferência de Reservas). The settlement of trades of shares is carried out in the custodial system of the CBLC. All deliveries against final payment are irrevocable.

Stock Option Programs

At the date hereof, our company does not have a stock option program for the acquisition of shares and other instruments or securities issued by our company. However, in the event our company does establish a program of this type, we must disclose it and provide the São Paulo Stock Exchange and the CVM with a copy.

Agreements Within Our Group

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution No. 2,689 and CVM Instruction No. 325.

With certain limited exceptions, 2,689 Investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over-the-counter market, but may not transfer the ownership of investments made under Resolution No. 2,689 to other non Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a 2,689 Investor, an investor residing outside Brazil must:

•                  appoint at least one representative in Brazil who will be responsible for complying with registration and reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•                  complete the appropriate foreign investor registration form;

•                  register as a foreign investor with the CVM;

•                  register the foreign investment with the Central Bank;

•                  appoint a tax representative in Brazil; and

•                  obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

Indemnification of Directors and Officers

Neither the laws of Brazil nor our company’s by-laws or other constitutive documents provide for indemnification of directors or officers.

We maintain liability insurance covering all expenses, liability and loss (including reasonable attorney’s fees, judgments and amounts paid or to be paid in settlement) that any of our company’s directors and officers are legally required to pay as a result of a request for indemnification of financial losses or of any civil, labor, criminal, environmental or administrative proceedings in connection with any mistake, misstatement, act, omission, neglect or violation of a right performed by such directors and officers acting as such, either individually or as a group, and also in connection with being a director or officer of our company. This liability insurance also covers all payments made by our company to indemnify our directors and officers against all expenses, liability and loss (including reasonable attorney’s fees, judgments and amounts paid or to be paid in settlement) that such directors and officers are legally required to pay in the circumstances explained above.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as “BRF ADSs,” in respect of our common shares. Each BRF ADS represents two BRF common shares (or a right to receive two BRF common shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary.  Each BRF ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s corporate trust office at which the BRF ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold BRF ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of BRF ADSs, registered in your name or (2) by having BRF ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in BRF ADSs through your broker or other financial institution.  If you hold BRF ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the BRF ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or “DRS,” is a system administered by The Depository Trust Company, also referred to as “DTC,” pursuant to which the depositary may register the ownership of uncertificated BRF ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated BRF ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Brazilian law governs shareholder rights.  The depositary will be the holder of the shares underlying your BRF ADSs.  As a registered holder of BRF ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly or indirectly holding ADSs sets forth the ADS holders’ rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the BRF ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, holders should read the entire deposit agreement and the form of ADR. The BRF deposit agreement and form of ADR have been filed as Exhibits 2.01 and 2.02, respectively, to our 2008 Annual Report on Form 20-F, which incorporate those documents by reference to Exhibit 1 to our Registration Statement on Form F-6 filed on June 24, 2009 (SEC File No. 333-160191).

All references in the following summary to “ADSs” refer to the American depositary shares representing common shares of BRF.

Dividends and Other Distributions

How will holders receive dividends and other distributions on the shares?

The depositary has agreed to pay to holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. Holders will receive these distributions in proportion to the number of common shares their ADSs represent.

•                  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and will not invest the foreign currency. The depositary will not be liable for any interest.

•                  Withholding Taxes.  Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders may lose some or all of the value of the distribution.

•                  Shares.  The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

•                  Rights to purchase additional common shares.  If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to holders. If the depositary decides it is not legal and practical to make the rights available, but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, holders will receive no value for them.

If the depositary makes rights to purchase common shares available to holders, it will exercise the rights and purchase the common shares on holders’ behalf. The depositary will then deposit the shares and deliver ADSs to holders. The depositary will only exercise rights if a holder pays it the exercise price and any other charges the rights require holders to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing common shares purchased upon exercise of rights. For example, holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•                  Other Distributions.  The depositary will send to holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that holders may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to holders.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if a holder or its broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names a holder requests and will deliver the ADSs to the persons requested.

If a holder surrenders ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to such holder or a person it designates at the office of the custodian. Or, at such holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

Holders may instruct the depositary to vote the shares underlying their ADSs. If we ask for instructions, the depositary will notify holders of the upcoming vote and arrange to deliver our voting materials to the holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as a holder instructs. Otherwise, holders will not be able to exercise their rights to vote unless they withdraw the shares. However, a holder may not know about the meeting far enough in advance to withdraw the shares.

Fees and Expenses

Persons depositing common shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to holders, except distributions of cash dividends

A fee equivalent to the fee that would be payable if securities distributed to holders had been common shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADS per calendar year, subject to our consent (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Depositary services

Registration or transfer fees	• Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when a holder deposits or withdraws common shares

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or common share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes

Payment of any other charges payable by the depositary, any of the depositary’s agents, including the depositary’s custodian, or the agents of the depositary’s agents in connection with the servicing of shares underlying the ADSs or other deposited securities

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders any proceeds, or send to holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•                  Change the nominal or par value of our common shares;

•                  Reclassify, split up or consolidate any of the deposited securities;

•                  Distribute securities on the common shares that are not distributed to holders; or

•                  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action;

then the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise holders that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver common shares and other deposited securities upon surrender of ADSs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•                  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•                  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•                  are not liable if either of us exercises discretion permitted under the deposit agreement;

•                  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

•                  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares, the depositary may require:

•                  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•                  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Holders’ Rights to Receive the Common Shares Underlying their ADSs

Holders have the right to surrender their ADSs and withdraw the underlying common shares at any time except:

•                  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our common shares;

•                  when a holder owes money to pay fees, taxes and similar charges; or

•                  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities. This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a pre-release of the ADSs. The depositary may also deliver common shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the depositary. The depositary may receive ADSs instead of common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the common shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

DIVIDENDS AND DIVIDEND POLICY

Our dividend policy has historically included the distribution of periodic dividends, based on quarterly balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared.

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest on shareholders’ equity. We refer to this amount as the mandatory distributable amount. Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The following table sets forth the dividends and interest on shareholders’ equity paid to holders of our common shares and preferred shares since 2004 on a per share basis in reais. The amounts give effect to the three-for-one share split that became effective on April 12, 2006. After the share reclassification that became effective on April 12, 2006, we no longer have authorized or outstanding preferred shares.

Year	Description	First Payment Date	Nominal Amount per Share in reais	U.S.$ Equivalent per Share at Payment Date
2004	Interest on shareholders’ equity	August 31, 2004	0.37	0.13
2004	Interest on shareholders’ equity	February 28, 2005	0.19	0.08
2004	Dividends	February 28, 2005	0.09	0.04
2005	Interest on shareholders’ equity	August 31, 2005	0.35	0.15
2005	Interest on shareholders’ equity	February 24, 2006	0.36	0.17
2005	Dividends	February 24, 2006	0.10	0.05
2006	Interest on shareholders’ equity	February 27, 2007	0.19	0.09
2006	Dividends	February 27, 2007	0.02	0.01
2007	Interest on shareholders’ equity	August 31, 2007	0.22	0.11
2007	Interest on shareholders’ equity	February 29, 2008	0.33	0.19
2008	Interest on shareholders’ equity	August 29, 2008	0.25	0.15
2008	Interest on shareholders’ equity	February 27, 2009	0.12	0.05

The following table sets forth total dividends and interest on shareholders’ equity declared by share class:

	Dividends and Interest on Shareholders’ Equity on Common Shares	Dividends and Interest on Shareholders’ Equity on Preferred Shares	Total Dividends and Interest on Shareholders’ Equity
	(in millions of reais)
2004	30.7	58.0	88.7
2005	37.5	70.8	108.3
2006	35.2	—	35.2
2007	100.2	—	100.2
2008	76.4	—	76.4

Amounts Available for Distribution

The section of this information statement entitled “Description of Share Capital” contains a description of the calculation and payment of dividends and interest on shareholders’ equity under the Brazilian Corporation Law.  See “Description of Share Capital — Allocation of Net Income and Distribution of Dividends” and “— Payment of Dividends and Interest on Shareholders’ Equity.”

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

We are incorporated under the laws of Brazil. All of our directors and officers reside outside the United States. Substantially all of our assets are located in Brazil. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

In addition, any claims under the Novo Mercado rules must be submitted to arbitration conducted in accordance with the rules of the Market Arbitration Chamber of the São Paulo Stock. See “Description of Share Capital — Arbitration.”

We have been advised by our Brazilian counsel that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Tribunal of Justice). That confirmation will only be available if the U.S. judgment:

•                  fulfills all formalities required for its enforceability under the laws of the United States;

•                  is issued by a court of competent jurisdiction after proper service of process is made in accordance with Brazilian law or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•                  is not subject to appeal;

•                  is for payment of a liquidated amount;

•                  is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•                  is not against Brazilian national sovereignty or public policy or equitable principles (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in connection with this offering memorandum predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein.

In addition, a plaintiff (whether Brazilian or non-Brazilian) that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Superior Tribunal de Justiça (Superior Tribunal of Justice). Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

INDEPENDENT ACCOUNTANTS

Our consolidated financial statements as of and for the years ended December 31, 2008 and 2007, incorporated by reference herein, and the effectiveness of internal control over financial reporting as of December 31, 2008, have been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. The report covering the December 31, 2008 and 2007 consolidated financial statements of our company contains emphasis paragraphs referring to: (1) changes in our accounting principles due to the introduction of Law No. 11.638/07 Provisional Executive Act No. 449/08 as discussed in note 2 to the consolidated financial statements; and (2) subsequent to year-end 2008, our entry into a merger agreement with Sadia S.A., in order to allow the business combination of the companies as discussed in note 25(iv) to the consolidated financial statements

KPMG Auditores Independentes is a member of the Conselho Regional de Contabilidade—CRC (Regional Accounting Council). The address of KPMG Auditores Independentes is Rua Dr. Renato Paes de Barros, 33, São Paulo, SP — 04530-904, Brazil.

Our consolidated financial statements for the year ended December 31, 2006 have been incorporated by reference into this information statement in reliance upon the report of Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, incorporated by reference into this information statement, and upon the authority of said firm as experts in accounting and auditing. This report contains emphasis language referring to the fact that (1) the financial statements of Batávia S.A. Indústria de Alimentos, a subsidiary acquired on May 26, 2006 in which we held a 51% interest as of December 31, 2006, were audited by other auditors who issued an unqualified opinion thereon and (2) its opinion, insofar as it relates to the amounts included for Batávia S.A Indústria de Alimentos, is based solely on the report of such other auditors.

Ernst & Young Auditores Independentes S.S. is a member of the Conselho Regional de Contabilidade—CRC (Regional Accounting Council). The address of Ernst & Young Auditores Independentes S.S. is Av. President Juscelino Kubitschek, 1830, São Paulo, SP — 04543-900, Brazil.

The consolidated financial statements of Sadia S.A. and subsidiaries as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, incorporated by reference herein, and the effectiveness of internal control over financial reporting as of December 31, 2008, have been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their reports which are incorporated by reference herein.

The statements of income, changes in shareholders’ equity and changes in financial position of Batávia S.A. Indústria de Alimentos for the period from June 1, 2006 to December 31, 2006 have been incorporated by reference into this information statement, in reliance upon the report of BDO Trevisan Auditores Independentes, independent registered public accounting firm, incorporated by reference into the information statement, and upon the authority of said firm as experts in accounting and auditing.